Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-123224
PROSPECTUS SUPPLEMENT
(To prospectus dated March 29, 2005)
$250,000,000
Corporación Andina de Fomento
5.125% Notes due 2015

        We will pay interest on the notes each May 5 and November 5 of each year. The first interest payment will be made on November 5, 2005. We may not redeem the notes prior to their maturity on May 5, 2015. There is no sinking fund for these notes.

	Per Note	Total

Public offering price (1)	99.992%	$249,980,000
Underwriting discount	.4%	$1,000,000
Proceeds, before expenses, to Corporación Andina de Fomento	99.592%	$248,980,000

(1)	Plus accrued interest from May 5, 2005, if settlement occurs after that date
      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about May 5, 2005.

Merrill Lynch & Co.
Citigroup
                                     Credit Suisse First Boston
Goldman, Sachs & Co.

        The date of this prospectus supplement is April 28, 2005.

TABLE OF CONTENTS
Prospectus Supplement

Page

About This Prospectus Supplement	S-1
Forward-Looking Information	S-2
Summary of the Offering	S-3
Use of Proceeds	S-5
Capitalization and Indebtedness	S-5
Selected Financial Information	S-6
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2005 and 2004	S-7
Financial Information as of March 31, 2005 and December 31, 2004	S-9
Unaudited Interim Financial Information for the Three-Month Periods Ended March 31, 2005 and 2004	S-10
Description of the Notes	S-15
Underwriting	S-19
Validity of the Notes	S-20
Prospectus
About this Prospectus	2
Forward-Looking Information	2
Corporación Andina De Fomento	3
Legal Status of CAF	3
Use of Proceeds	4
Capitalization and Indebtedness	4
Capital Structure	5
Selected Financial Information	9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	10
Operations of CAF	15
Funded Debt	25
Debt Record	26
Asset and Liability Management	26
Administration	27
Litigation	30
The Regional Shareholder Countries	31
Description of the Debt Securities	33
Description of the Guarantees	37
Taxation	37
Plan of Distribution	41
Validity of the Debt Securities	42
Validity of the Guarantees	42
Independent Auditors	42
Authorized Representative	42
Where You Can Find More Information	42
Index to Financial Statements	F-1
Independent Auditors’ Report	F-2
Audited Financial Statements	F-3
Supplementary Information	S-1

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
ABOUT THIS PROSPECTUS SUPPLEMENT
      The notes described in this prospectus supplement are debt securities of Corporación Andina de Fomento, or CAF, that are being offered under a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933. The prospectus is part of that registration statement.

      The prospectus provides you with a general description of the debt securities that we may issue, and this prospectus supplement contains specific information about the terms of this offering and the notes. This prospectus supplement also may add, update or change information provided in the prospectus. Consequently, before you invest, you should read this prospectus supplement together with the prospectus.
      The registration statement, any post-effective amendments to the registration statement and their various exhibits contain additional information about CAF, the notes and other matters. All these documents may be inspected at the offices of the Securities and Exchange Commission. Certain terms that we use but do not define in this prospectus supplement have the meanings we give them in the prospectus.
      Except as otherwise specified, all amounts in this prospectus supplement are expressed in United States dollars (“dollars,” “$,” “US$” or “U.S. dollars”).
      Laws in certain jurisdictions may restrict the distribution of this prospectus supplement and the prospectus and the offering of our notes. You should inform yourself about and observe these restrictions. See “Underwriting” in this prospectus supplement.
FORWARD-LOOKING INFORMATION
      This prospectus supplement and the prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning.
      Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus supplement and the prospectus, such as the effects of economic or political turmoil in one or more of our member countries.

SUMMARY OF THE OFFERING
      You should read the following summary information in conjunction with the more detailed information appearing elsewhere in this prospectus supplement and the prospectus.

Issuer	Corporación Andina de Fomento

Securities Offered	5.125% Notes due 2015

Interest Payments	You will be paid interest twice a year on May 5 and November 5 if you are a holder listed in the fiscal agent’s records on the preceding April 20 and October 20. The first interest payment will be made on November 5, 2005.

Not Redeemable	We may not redeem the notes prior to their maturity on May 5, 2015.

Form and Denominations	The notes will be issued in the form of a global note held by the depositary or the depositary’s custodian. You will hold your interest in the global note through a financial institution that has an account with the depositary. Generally, you will not be entitled to have notes registered in your name, you will not be entitled to certificates representing your notes and you will not be considered a holder of a note under the fiscal agency agreement. You may hold your interest in the global note in denominations of $1,000 and integral multiples of $1,000 in excess thereof. (See “Description of the Notes — Form and Denominations” on page S-15 of this prospectus supplement.)

Payment of Principal and Interest	You will be paid interest and the principal amount of your notes in U.S. dollars. As long as the notes are in the form of the global note, you will be paid interest and principal through the facilities of the depositary. (See “Description of the Notes — Payments on the Notes” on page S-17 of this prospectus supplement.)

Additional Amounts	We will make payments to you without withholding or deducting taxes, duties, assessments or other similar governmental charges imposed by the regional shareholder countries or any of their political subdivisions or agencies having the power to tax, unless the withholding or deduction of those taxes, duties, assessments or charges is required by law. In that event, with certain exceptions, we will pay such additional amounts as may be necessary so that the net amount you receive after such withholding or deduction will equal the amount that you would have received without a withholding or deduction. (See “Description of the Debt Securities — Additional Payments by CAF” on page 35 in the prospectus.) Under the terms of the treaty establishing CAF, we are exempt from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes in the regional shareholder countries. (See “Legal Status of CAF” on page 3 in the prospectus.)

Status	The notes are not secured by any of our property or assets. Accordingly, your ownership of our notes means you are one of our unsecured creditors. The notes rank equally with all of our other unsecured indebtedness, as described in the prospectus. (See “Description of the Debt Securities — General” on page 33 in the prospectus.)

Negative Pledge	The notes will contain a restriction on our ability to pledge or mortgage our assets. (See “Description of the Debt Securities — Negative Pledge” on page 35 in the prospectus.)

Default	You will have certain rights if an event of default occurs and is not cured by us as described in the prospectus, including the right to declare your note to be immediately due and payable. (See “Description of the Debt Securities — Default; Acceleration of Maturity” on page 35 in the prospectus.)

Fiscal Agent	The notes will be issued under a fiscal agency agreement between CAF and JPMorgan Chase Bank, which serves as fiscal agent, paying agent, transfer agent and registrar.

Taxation	For a discussion of the regional shareholder country and United States tax consequences of the notes, see “Taxation — Regional Shareholder Country Taxation” and “— United States Taxation” beginning on page 37 in the prospectus. You should consult your own tax advisors to determine the foreign and U.S. federal, state, local and any other tax consequences to you in connection with your purchase, ownership and disposition of the notes.

Governing Law	The notes will be governed by the laws of the State of New York.

USE OF PROCEEDS
      We will use the net proceeds of the sale of the notes for general corporate purposes, including funding of our lending operations.
CAPITALIZATION AND INDEBTEDNESS
      The following table sets forth our capitalization and indebtedness at March 31, 2005 and does not give effect to any transaction since that date.

At March 31,
2005

(in U.S.$ millions)
Short-term debt(1)	$2,220.6

Long-term debt (maturities over one year)	$4,230.8
Shareholders’ Equity
Capital
Subscribed capital, paid-in and receivable (authorized capital $5.0 billion)(2)	1,781.5
Less: Capital receivable	(191.2)

Paid-in capital	1,590.3
Additional paid-in capital	136.1

Total Capital	1,726.4
Reserves
Mandatory reserve	226.9
General reserve	805.6

Total reserves	1,032.5
Retained earnings	77.2

Total shareholders’ equity	2,836.1

Total long-term debt and shareholders’ equity	$7,066.9

(1)	Includes deposits, commercial paper, advances and short-term borrowings, the current portion of bonds, borrowings and other obligations, accrued interest and commissions payable.

(2)	In addition to subscribed capital shown in the table, CAF’s subscribed capital included callable capital of $1.1 billion at March 31, 2005.

SELECTED FINANCIAL INFORMATION
      The following selected financial information as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003, and 2002 has been derived from our financial statements for those periods, which have been audited by KPMG, independent accountants. Our method of accounting conforms to U.S. GAAP. The selected financial information as of March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 has been derived from our unaudited interim financial information and includes adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such dates and our result of operations for such periods. The results of the three-month period ended March 31, 2005 are not necessarily indicative of results to be expected for the full year 2005. The selected financial information should be read in conjunction with our audited financial statements and notes thereto, our unaudited interim financial information and the notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2005 and 2004” in this prospectus supplement.

				Three Months Ended
	Year Ended December 31,			March 31,

	2004	2003	2002	2005	2004

	(in U.S.$ thousands, except ratios)
Income Statement Data
Interest income	$378,707	$327,066	$341,962	$116,818	$86,064
Interest expense	(160,866)	(137,252)	(148,584)	(54,181)	(34,282)

Net interest income	217,841	189,814	193,378	62,637	51,782
Provision (credit) for loan losses	(18,555)	25,250	41,500	(23,000)	7,500

Net interest income after provision	236,396	164,564	151,878	85,637	44,282
Non-interest income	9,705	7,955	10,787	1,220	288
Non-interest expenses	(38,348)	(36,986)	(35,559)	(9,634)	(8,683)

Net income	$207,753	$135,533	$127,106	$77,223	$35,887

Balance Sheet Data (end of period)
Current assets (net of allowance)	$2,847,396	$2,733,941		$2,831,836
Non-current assets	6,738,573	6,083,676		6,455,687

Total assets	$9,585,969	$8,817,617		$9,287,523

Current liabilities	$2,365,501	$2,237,840		$2,220,597
Long term liabilities	4,427,827	4,199,621		4,230,778

Total liabilities	6,793,328	6,437,461		6,451,375
Total shareholders’ equity	2,792,641	2,380,156		2,836,148

Total liabilities and shareholders’ equity	$9,585,969	$8,817,617		$9,287,523

Loan Portfolio and Equity Investments
Total loans	$7,104,123	$6,597,243		$6,873,826
Allowance for loan losses	181,801	209,766		157,514
Equity investments	112,135	115,027		113,115
Selected Financial Ratios
Return on average total shareholders’ equity(1)	8.2%	6.2%		11.0%
Return on average paid-in capital(2)	14.7%	10.9%		20.3%
Return on average assets(3)	2.3%	1.7%		3.3%
Administrative expenses divided by average assets*	0.4%	0.4%		0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.00%	0.00%		0.03%
Non-accrual loans as a percentage of loan portfolio	0.28%	0.17%		0.23%
Allowance for losses as a percentage of loan portfolio	2.6%	3.2%		2.3%

(1)	Net income divided by average total shareholders’ equity, determined on a daily basis.*
(2)	Net income divided by average subscribed and paid-in capital, determined on a daily basis.*
(3)	Net income divided by average total assets, determined on a daily basis.*
(*) For the three month periods, the amounts have been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
      The following discussion should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 10 of the prospectus, our audited financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 beginning on page F-3 of the prospectus and our unaudited interim financial information as of March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 beginning on page S-9 of this prospectus supplement.
Summary of Results
      Our net income for the three-month period ended March 31, 2005 was $77.2 million, representing an increase of $41.3 million, or 115.2%, over net income of $35.9 million for the corresponding period in 2004. This increase resulted principally from a lower allowance for loan losses due to positive reviews of some of the shareholder countries’ credit ratings, as well as an increase in interest rates and growth in our interest-earning assets.
Income Statement
     Interest Income
      For the three-month period ended March 31, 2005, our interest income was $116.8 million, representing an increase of $30.8 million, or 35.7%, over interest income of $86.1 million for the corresponding period in 2004. This increase resulted principally from an increase in interest rates and growth in our interest-earning assets compared to the corresponding period in 2004.
     Interest Expense
      For the three-month period ended March 31, 2005, our interest expense was $54.2 million, representing an increase of $19.9 million, or 58.0%, over interest expense of $34.3 million for the corresponding period in 2004. This increase resulted principally from growth in our interest-bearing liabilities and an increase in interest rates compared to the corresponding period in 2004.
     Net Interest Income
      For the three-month period ended March 31, 2005, our net interest income was $62.6 million, representing an increase of $10.9 million, or 21.0%, over net interest income of $51.8 million for the corresponding period in 2004. Our net interest income margin increased to 2.9% for the three-month period ended March 31, 2005, as compared to 2.5% for the corresponding period in 2004, principally as a result of an increase in interest rates and growth in our interest-earning assets.
     Provision for Loan Losses
      For the three-month period ended March 31, 2005, our provision for loan losses was ($23.0) million, representing a decrease of $30.5 million over the provision for loan losses of $7.5 million in the corresponding period in 2004 due to positive reviews of some of the shareholder countries’ credit ratings.
     Non-Interest Income
      For the three-month period ended March 31, 2005, our non-interest income was $1.2 million, representing an increase of $0.9 million over non-interest income of $0.3 million for the corresponding period in 2004. This increase resulted principally from the absence of impairment charges for equity investments in 2005. Non-interest income for the three-month period ended March 31, 2004 was affected by $1.4 million in impairment charges for equity investments.

     Non-Interest Expenses
      For the three-month period ended March 31, 2005, our non-interest expenses totaled $9.6 million, representing an increase of $1.0 million, or 11.0%, over non-interest expenses of $8.7 million for the corresponding period in 2004. More than 99% of non-interest expenses is comprised of administrative expenses, and the increase resulted largely from the impact of local currency expenses in Venezuela. Nevertheless, from March 31, 2004 to March 31, 2005, our general and administrative expenses as a percentage of our total average assets have remained stable at 0.41%.
Balance Sheet
     Total Assets and Liabilities
      At March 31, 2005, our total assets were $9.3 billion, representing a decrease of $298.4 million, or 3.1%, from total assets of $9.6 billion at December 31, 2004. At March 31, 2005, our total liabilities were $6.5 billion, representing a decrease of $342.0 million, or 5.0%, from total liabilities of $6.8 billion at December 31, 2004. These decreases are primarily the result of lower loan disbursements and related borrowings during the three-month period ended March 31, 2005; historically, loan disbursements have been lower in the first quarter of the year.
Asset Quality
     Overdue Loans
      There were no overdue loans at March 31, 2005 or December 31, 2004.
     Non-Accrual Loans
      At March 31, 2005, the total principal amount of non-accrual loans was $16.1 million, or 0.23% of the total loan portfolio, representing a decrease of $3.8 million as compared to $20.0 million at December 31, 2004.
     Restructured Loans
      At March 31, 2005, the total principal amount of outstanding restructured loans was $23.1 million, or 0.34% of the total loan portfolio. The total amount represented loans to five private sector borrowers in Ecuador, Peru and Venezuela. This represented a decrease from the total principal amount of outstanding restructured loans at December 31, 2004, which was $27.0 million, or 0.4% of the total loan portfolio.
     Loan Write-offs and Recoveries
      A total of $2.0 million of the principal amount of one loan was written off in the first three months of 2005, representing a decrease of $0.9 million, or 30.1%, compared to total write-offs of $2.9 million in the first three months of 2004. We booked recoveries of $0.7 million during the first three months of 2005. There were no recoveries during the corresponding period for 2004.
Liquidity
      At March 31, 2005, our liquid assets consisted of $1.7 billion of cash, time deposits and securities, of which 90.0% was invested in investment grade instruments. At March 31, 2005, 86.3% of our liquid assets was invested in time deposits in financial institutions or securities rated “A” or better by a U.S. nationally recognized statistical rating organization. In comparison, at December 31, 2004, our liquid assets consisted of $1.7 billion of cash, time deposits and securities, of which 92.3% was invested in investment grade instruments. At December 31, 2004, 85.7% of our liquid assets was invested in time deposits in financial institutions or securities rated “A” or better by a U.S. nationally recognized statistical rating organization.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Financial Information as of
March 31, 2005 and December 31, 2004
Balance Sheets
(In thousands of U.S. dollars)

	March 31,	December 31,
	2005	2004

	(unaudited)
ASSETS

Cash and due from banks	2,848	2,753
Deposits with banks	447,846	369,990
Securities purchased under resale agreements	25,000	—
Marketable securities
Trading	1,023,527	1,017,716
Held-to-maturity	147,054	166,362
Other Investments	85,317	170,521
Loans	6,873,826	7,104,123
Less allowance for losses	157,514	181,801

Loans, net of allowance for losses	6,716,312	6,922,322

Equity investments	113,115	112,135
Interest and commissions receivable	196,560	151,047
Property and equipment	11,865	12,612
Other assets	518,079	660,511

Total assets	9,287,523	9,585,969

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits	397,344	205,346
Commercial paper	500,101	712,406
Advances and short-term borrowings	454,232	529,190
Bonds	4,315,264	4,574,718
Borrowings and other obligations	556,085	574,959
Accrued interest and commissions payable	122,245	95,857
Accrued expenses and other liabilities	106,104	100,852

Total liabilities	6,451,375	6,793,328

Subscribed and paid-in capital (authorized capital US$5,000 million)	1,590,320	1,498,675
Additional paid-in capital	136,091	220,072
Reserves	1,032,514	866,141
Retained earnings	77,223	207,753

Total stockholders’ equity	2,836,148	2,792,641

Total liabilities and stockholders’ equity	9,287,523	9,585,969

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Unaudited Interim Financial Information for
the Three-Month Periods Ended March 31, 2005 and 2004
Statements of Income
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,

	2005	2004

Interest income
Loans	100,408	74,489
Investments and deposits with banks	10,626	6,121
Loan commissions	5,784	5,454

Total interest income	116,818	86,064

Interest expense
Deposits	1,866	638
Commercial paper	3,289	1,633
Advances and short-term borrowings	2,784	1,560
Bonds	40,679	26,730
Borrowings and other obligations	4,504	2,169
Commissions	1,059	1,552

Total interest expense	54,181	34,282

Net interest income	62,637	51,782
Provision (credit) for loan losses	(23,000)	7,500

Net interest income, after provision (credit) for loan losses	85,637	44,282
Non-interest income
Other commissions	143	399
Impairment charge for equity investments	—	(1,444)
Dividends and equity in earnings of investees	313	1,103
Effects of applying FAS 133	346	—
Other income	418	230

Total non-interest income	1,220	288

Non-interest expenses
Administrative expenses	9,583	8,514
Other expenses	51	169

Total non-interest expenses	9,634	8,683

Net income	77,223	35,887

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Unaudited Interim Financial Information for
the Three-Month Periods Ended March 31, 2005 and 2004
Statements of Cash Flows
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,

	2005	2004

Cash flows from operating activities
Net income	77,223	35,887
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision (credit) for loan losses	(23,000)	7,500
Impairment charge for equity investments	—	1,444
Amortization of deferred charges	630	486
Depreciation of property and equipment	682	576
Loss on sale of discontinued assets	70	—
Provision for employees’ severance indemnities and benefits	953	888
Provisions for employees’ savings plan	380	365
Net changes in operating assets and liabilities
Securities purchased under resale agreements	(25,000)	—
Net loss (gain) on sale of trading securities	66	(44)
Severance indemnities paid or advanced	(81)	161
Employees’ savings plan paid or advanced	(478)	(283)
Trading securities	(5,877)	(69,531)
Interest and commissions receivable	(45,513)	(40,431)
Other assets	(2,100)	10,509
Accrued interest and commissions payable	26,388	14,578
Accrued expenses and other liabilities	(2,599)	(5,147)

Total adjustments and net changes in operating assets and liabilities	(75,479)	(78,929)

Net cash provided by (used in) operating activities	1,744	(43,042)

Cash flows from investing activities
Purchases of held-to-maturity securities	(82,992)	(106,346)
Maturities of held-to-maturity securities	102,300	171,991
Other investments	85,204	95,506
Loan origination and principal collections, net	231,860	14,695
Equity investments	(980)	819
Purchases of property and equipment	(5)	(744)

Net cash provided by investing activities	335,387	175,921

Carried forward	337,131	132,879

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Unaudited Interim Financial Information for
the Three-Month Periods Ended March 31, 2005 and 2004
Statements of Cash Flows (continued)
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,

	2005	2004

Brought forward	337,131	132,879

Cash flows from financing activities
Net (decrease) increase in deposits	191,998	(10,782)
Net decrease in commercial paper	(206,976)	(146,586)
Net (decrease) increase in advances and short-term borrowings	(51,084)	2,501
Proceeds from issuance of bonds	—	350,000
Repayment of bonds	(142,926)	(200,000)
Proceeds from borrowings and other obligations	—	33,333
Repayment of borrowings and other obligations	(16,476)	(16,572)
Allocations to stockholders’ funds	(41,380)	(22,000)
Proceeds from issuance of shares	7,664	26,632

Net cash provided by (used in) financing activities	(259,180)	16,526

Net increase in cash and cash equivalents	77,951	149,405
Cash and cash equivalents at beginning of period	372,743	607,689

Cash and cash equivalents at end of period	450,694	757,094

Consisting of:
Cash and due from banks	2,848	665
Deposits with banks	447,846	756,429

	450,694	757,094

Supplemental disclosure:
Interest paid during the period	26,487.4	20,138.3

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Unaudited Interim Financial Information
March 31, 2005 and 2004
(1) Basis of Presentation
      The interim financial information as of March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 is unaudited and has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the three-month period ended March 31, 2005 are not necessarily an indication of the results to be expected for the full year 2005.
      This interim financial information should be read in conjunction with the Corporation’s financial statements as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and the notes thereto presented in the prospectus.
(2) Allowance for Loan Losses
      Due to positive reviews of some of the shareholder countries’ credit ratings, the Corporation’s provision for loan losses was ($23.0) million for the three-month period ended March 31, 2005, which was the primary cause for a reduction in our allowance for loan losses from $181.8 million at December 31, 2004 to $157.5 million at March 31, 2005.
      The allowance for loan losses is maintained at a level the Corporation believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by the Corporation based on the individual risk rating for the long-term foreign currency debt of the borrower countries, which is assigned by the international risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. In the case of sovereign loan portfolio a factor of preferred creditor status is also considered.
      A specific allowance is established by the Corporation for those loans that are considered impaired. A loan is considered as impaired when, based on currently available information and events, there exists the probability that the Corporation will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan-by-loan basis based on the present value of expected future cash flows discounted at the loan’s effective interest rate.
      Loan losses are charged against the allowance when the management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
(3) Commitments and Contingencies
      Commitments and contingencies include the following:

	March 31,

	2005	2004

Credit agreements subscribed	2,294,210	1,385,010
Lines of credit for foreign trade	627,386	600,943
Letters of credit for foreign trade	17,233	9,740
Guarantees	276,712	237,943

      These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Unaudited Interim Financial Information
March 31, 2005 and 2004
      In the ordinary course of business the Corporation has entered into commitments to extend credit. Such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.
      The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, part of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.
      In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.
      Guarantees primarily consist of partial credit guarantees given to the Republics of Bolivia and Colombia, as well as a non-sovereign/private sector guarantee in Peru, for the payment of principal and interest up to the following amounts (in thousands of U.S. dollars):

	March 31,

	2005	2004

2005	100,000	100,000
2006	2,850	2,850
2007	83,333	83,333
2018	90,330	51,572

	276,513	237,755

      Litigation is currently pending against CAF and another entity in U.S. District Court for the Southern District of New York in connection with loans made to an Ecuadorian company (the “Ecuadorian Company”). The amount of the loan by CAF to the Ecuadorian Company was $12.6 million, of which $3.2 million was disbursed. The Ecuadorian Company defaulted on the loan. The Ecuadorian Company is alleging that CAF breached the loan agreement by failing to make additional disbursements and that, consequently, the Ecuadorian Company suffered damages. The Ecuadorian Company is seeking judgment against CAF and the other entity for damages in an amount not less than $75.0 million each. CAF contests the Ecuadorian Company’s claim and has asserted a counterclaim against the Ecuadorian Company for amounts owed under the loan agreement. In addition, CAF and the other co-defendant have added the Ecuadorian Company’s parent corporation (the “Parent Corporation”), as a party to the case and have asserted cross claims against the Parent Corporation for amounts owed to the lenders under a sponsor support agreement. CAF does not believe the outcome of this claim will have a material adverse effect on its financial condition or results of operations.

DESCRIPTION OF THE NOTES
      This prospectus supplement describes the terms of the notes in greater detail than the prospectus and may provide information that differs from the prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement.
General
      We describe the price, interest and payment terms of the notes on the cover and in the summary of this prospectus supplement.
      We will issue the notes under a fiscal agency agreement, dated as of March 17, 1998, between us and JPMorgan Chase Bank, N.A., as fiscal agent.
      This description of the notes includes summaries of our understanding of certain customary rules and operating procedures of The Depository Trust Company, or DTC, that affect transfers of interests in the global note. DTC may amend its customary rules and operating procedures after the date of this prospectus supplement.
      The notes are not secured by any of our property or assets. Accordingly, your ownership of notes means you are one of our unsecured creditors. The notes are not subordinated in right of payment to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness. “Indebtedness” means all indebtedness of CAF in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.
Form and Denominations
          The Global Note
      We will issue the notes in the form of one or more global debt securities (which we refer to as the global note) registered in the name of Cede & Co., as nominee of DTC. The global note will be issued:

•	only in fully registered form, and

•	without interest coupons.
You may hold beneficial interests in the global note directly through DTC if you have an account at DTC, or indirectly through organizations that clear through or maintain a custodial relationship with a DTC account holder, either directly or indirectly. Euroclear Bank, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), are indirect participants in DTC, and therefore participants in Euroclear and Clearstream will hold beneficial interests in the notes indirectly at DTC.
      What is a Global Security? A global security (such as the global note) is a special type of security held in the form of a certificate by a depositary for the investors in a particular issue of securities. The aggregate principal amount of the global security equals the sum of the principal amounts of the issue of securities it represents. The depositary or its nominee is the sole legal holder of the global security. The beneficial interests of investors in the issue of securities are represented in book-entry form in the computerized records of the depositary. If investors want to purchase securities represented by a global security, they must do so through brokers, banks or other financial institutions that have an account with the depositary. In the case of the notes, DTC will act as depositary and Cede & Co. will act as DTC’s nominee.
      Special Investor Considerations for Global Securities. Because you, as an investor, will not be a registered legal holder of the global note, your rights relating to the global note will be governed by the account rules of your bank or broker and of the depositary, DTC, as well as general laws relating to securities transfers. We will not recognize a typical investor as a legal owner of the notes and instead will deal only with the fiscal agent and DTC, the depositary that is the registered legal holder of the global note.

      You should be aware that as long as the notes are issued only in the form of a global security:

•	You cannot get the notes registered in your own name.

•	You cannot receive physical certificates for your interests in the notes.

•	You will not be a registered legal holder of the notes and must look to your own bank or broker for payments on the notes and protection of your legal rights relating to the notes.

•	You may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•	As an owner of beneficial interests in the global note, you may not be able to pledge your interests to anyone who does not have an account with DTC, or to otherwise take actions in respect of your interests, because you cannot get physical certificates representing those interests.

•	DTC’s policies will govern payments of principal and interest, transfers, exchanges and other matters relating to your interest in the global note. We and the fiscal agent have no responsibility for any aspect of DTC’s actions or for its records of ownership interests in the global note. Also, we and the fiscal agent do not supervise DTC in any way.

•	DTC will require that interests in the global note be purchased or sold within its system using same-day funds.
      Description of DTC. DTC has informed us that:
      DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.
      DTC was created to hold securities for financial institutions that have accounts with it, and to facilitate the clearance and settlement of securities transactions between the account holders through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of certificates. DTC account holders include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC account holder, either directly or indirectly.
      DTC’s rules are on file with the Securities and Exchange Commission.
      DTC’s records reflect only the identity of the account holder to whose accounts beneficial interests in the global note are credited. These account holders may or may not be the owners of the beneficial interests so recorded. The account holders will be responsible for keeping account of their holdings on behalf of the beneficial owners.
          Definitive Notes
      In a few special situations described in the next paragraph, the global note will terminate and your interests in it will be exchanged for physical certificates representing the notes. After that exchange, the choice of whether to hold the notes directly or in “street name” (in computerized book-entry form) will be up to you. You must consult your own bank or broker to find out how to have your interests in the notes transferred to your own name, if you wish to be a direct legal holder of the notes.
      We will cause definitive notes to be issued in exchange for the global note if DTC notifies us that:

•	it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

•	it has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 at a time when it is required to be so registered; and

•	we do not appoint a successor depositary within 90 days; or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing as described under “Description of the Debt Securities — Default; Acceleration of Maturity” on page 35 in the prospectus; or

•	we decide in our sole discretion not to have any of the notes represented by the global note.
      We would issue definitive notes in this way:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of multiples of $1,000.
      Any definitive notes issued in this way would be registered in the names and denominations requested by DTC.
Payments on the Notes
      The Global Note. The fiscal agent will make payments of principal of, and interest on, the global note to Cede & Co., the nominee for DTC, as the registered owner. The principal of, and interest on, the notes will be payable in immediately available funds in U.S. dollars.
      We understand that it is DTC’s current practice, upon DTC’s receipt of any payment of principal of, or interest on, global securities such as the global note, to credit the accounts of DTC account holders with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC. Payments by DTC account holders to owners of beneficial interests in the global note held through these account holders will be the responsibility of the account holders, as is now the case with securities held for the accounts of customers registered in “street name.”
      Neither we nor the fiscal agent will have any responsibility or liability for any aspect of DTC’s or its account holders’ records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.
“Street name” and other owners of beneficial interests in the global note should consult their banks or brokers for information on how they will receive payments.
      Definitive Notes. Payment of the principal of definitive notes, if any exist, may be made at the office of the fiscal agent. Payment of the interest on definitive notes will be paid by check mailed to you if you are a registered holder of definitive notes. At the request of a registered holder of more than $1,000,000 principal amount of definitive notes, payments of principal or interest may be made to that holder by wire transfer.
      Unclaimed Payments on the Notes. Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any notes that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the notes when due.
Transfer and Exchange of the Notes
      The Global Note. Except as described below, the global note may be transferred, in whole and not in part, only to DTC, to another nominee of DTC or to a successor of DTC or its nominee.

      Beneficial Interests in the Global Note. Beneficial interests in the global note will be represented, and transfers of such beneficial interests will be made, through accounts of financial institutions acting on behalf of beneficial owners either directly as account holders, or indirectly through account holders, at DTC. Beneficial interests will be in multiples of $1,000.
      Definitive Notes. You may present definitive notes, if any exist, for registration of transfer or exchange at the corporate trust office of the fiscal agent in the City of New York, which we have appointed as the security registrar and transfer agent for the notes.
Exercise of Legal Rights Under the Notes
      DTC may grant proxies or otherwise authorize DTC account holders (or persons holding beneficial interests in the notes through DTC account holders) to exercise any rights of a legal holder of the global note or take any other actions that a holder is entitled to take under the fiscal agency agreement or the notes. Under its usual procedures, as soon as possible after a record date, DTC would mail an omnibus proxy to us assigning Cede & Co.’s consenting or voting rights to those DTC account holders to whose accounts the notes are credited on such record date. Accordingly, in order to exercise any rights of a holder of notes, as an owner of a beneficial interest in the global note you must rely on the procedures of DTC and, if you are not an account holder, on the procedures of the account holder through which you own your interest.
      We understand that, under existing industry practice, in the event that you, as an owner of a beneficial interest in the global note, desire to take any action that Cede & Co., as the holder of the global note, is entitled to take, Cede & Co. would authorize the relevant DTC account holder to take the action, and the account holder would authorize you, as an owner of a beneficial interest in the global note, through its accounts, to take the action or would otherwise act upon the instructions of beneficial owners owning through it.
      Although DTC has agreed to the procedures described above in order to facilitate transfers of notes among DTC account holders, DTC is under no obligation to perform or continue to perform such procedures, and these procedures may be modified or discontinued at any time.
“Street name” and other owners of beneficial interests in the global note should consult their banks or brokers for information on how to exercise and protect their rights in the notes represented by the global note.
Notices
      Notices will be sent by mail to the registered holders of the notes. If the notes are represented by a global note, any such notices will be delivered to DTC.
Certain Other Provisions
      You should refer to the accompanying prospectus under the heading “Description of the Debt Securities” for a description of certain other provisions of the notes and the fiscal agency agreement.

UNDERWRITING
      We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement and the related pricing agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally and not jointly have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Principal
Underwriter	Amount

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$225,000,000
Citigroup Global Markets Inc.	8,334,000
Credit Suisse First Boston LLC	8,333,000
Goldman, Sachs & Co.	8,333,000

Total	$250,000,000

      The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement and related pricing agreement if any of these notes are purchased.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to certain conditions contained in the underwriting agreement and the related pricing agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
      The representative has advised us that the underwriters propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of ..25% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of ..125% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price and concession may be changed.
      The expenses of the offering, not including the underwriting discount, are estimated to be $150,000 and are payable by us.
New Issue of Notes
      The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, the underwriters are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.
Price Stabilization and Short Positions
      In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
      Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Settlement and Sale of the Notes
      We expect the delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.
Selling Restrictions
      The underwriters have represented and agreed that they have not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligations on CAF except as set forth in the underwriting agreement and related pricing agreement.
VALIDITY OF THE NOTES
      Sullivan & Cromwell LLP, Washington, D.C., will pass upon the validity of the notes on our behalf. Wilmer Cutler Pickering Hale and Dorr LLP, Washington, D.C., will pass upon the validity of the notes on behalf of the underwriters. Sullivan & Cromwell LLP and Wilmer Cutler Pickering Hale and Dorr LLP may rely as to certain matters on the opinion of Fernando Dongilio, our Chief Legal Counsel.

$1,250,000,000
Corporación Andina de Fomento
Debt Securities
Guarantees

        We may from time to time offer up to $1,250,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of $1,250,000,000 (or its equivalent).
      We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.
      We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 29, 2005

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, which we refer to as the Securities Act, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,250,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.
      This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in the prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.
      The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.
      You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

      Except as otherwise specified, all amounts in this prospectus are expressed in United States dollars (“dollars,” “$,” “US$” or “U.S. dollars”).
      Certain amounts that appear in this prospectus may not sum because of rounding adjustments.
FORWARD-LOOKING INFORMATION
      This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our member countries.

CORPORACIÓN ANDINA DE FOMENTO
      CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento, an international treaty, to foster and promote economic development within the Andean region. CAF is a multilateral financial institution the principal shareholders of which are the contracting parties to the treaty establishing CAF — the Republics of Bolivia, Colombia, Ecuador, Peru and the Bolivarian Republic of Venezuela, each of which we refer to in this prospectus as a regional shareholder country and which we refer to collectively in this prospectus as the regional shareholder countries. The regional shareholder countries collectively accounted for 90.3% of the nominal value of the paid-in capital at December 31, 2004. As of that date, our non-regional shareholders included Argentina, Brazil, Chile, Costa Rica, Jamaica, Mexico, Panama, Paraguay, Spain, Trinidad and Tobago, and Uruguay, each of which we refer to in this prospectus as a non-regional shareholder country and which we refer to collectively in this prospectus as the non-regional shareholder countries. Our non-regional shareholder countries collectively accounted for 9.6% of the nominal value of the paid-in capital at December 31, 2004. Our shares are also held by 16 financial institutions based in the regional shareholder countries, which collectively accounted for 0.1% of the nominal value of the paid-in capital at December 31, 2004. CAF commenced operations in 1970. Our headquarters are in Caracas, Venezuela, and we have regional offices in the capital cities of each of the other four regional shareholder countries and in Brazil.
      We offer financial and related services to the governments of, and public and private institutions, corporations and joint ventures in, our shareholder countries. Primarily, we provide short, medium and long-term loans, technical co-operation and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds.
      The treaty establishing CAF generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the Políticas de Gestión. These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the treaty. In 1996, the treaty was amended to include and further increase certain lending and borrowing limitations previously set forth in these operational policies. See “Operations of CAF — Credit Policies”.
      We raise funds for operations both within and outside our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.
      Our objective is to support sustainable development and economic integration within the Andean region by helping the regional shareholder countries make their economies diversified, competitive and more responsive to social needs.
LEGAL STATUS OF CAF
      As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The treaty establishing CAF has been ratified by the legislature in each of the regional shareholder countries. We have been granted the following immunities and privileges in each regional shareholder country:

(1)	immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action by any of the regional shareholder countries and immunity from enforcement of judicial proceedings by any party prior to final judgment;

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.
      In addition, we have entered into agreements with each of our non-regional shareholder countries, except Chile. Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the regional shareholder countries.
USE OF PROCEEDS
      Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.
CAPITALIZATION AND INDEBTEDNESS
      The following table sets forth our capitalization and indebtedness at December 31, 2004 and does not give effect to any transaction since that date.

	At December 31,
	2004

	(in U.S.$ millions)
Short-term debt (1)	$2,365.5

Long-term debt (maturities over one year)	$4,427.8
Shareholders’ Equity
Capital
Subscribed capital, paid-in and receivable (authorized capital $5.0 billion) (2)	1,693.4	(3)
Less: Capital receivable	(194.7)

Paid-in capital	1,498.7
Additional paid-in capital	220.1

Total Capital	1,718.8
Reserves
Mandatory reserve	206.1
General reserve	660.0

Total reserves	866.1
Retained earnings	207.8

Total shareholders’ equity	2,792.6

Total long-term debt and shareholders’ equity	$7,220.5

(1)	Includes deposits, commercial paper, advances and short-term borrowings, the current portion of bonds, borrowings and other obligations, accrued interest and commissions payable, accrued expenses and other liabilities.

(2)	In addition to subscribed capital shown in the table, CAF’s subscribed capital included callable capital of $1.1 billion at December 31, 2004.

(3)	Does not include capital contributions since December 31, 2004 of $7.4 million from Brazil and $0.3 million from Jamaica.

CAPITAL STRUCTURE
General
      Our authorized capital is $5.0 billion, of which $3.1 billion will be paid-in capital and $1.9 billion will be callable capital.
      Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.
      Series “A” shares may be owned only by regional shareholder countries. Each regional shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the five regional shareholder countries owning Series “A” shares is entitled to elect one Director and one Alternate Director to our Board of Directors.
      Series “B” shares are also owned by regional shareholder countries and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares, constituting 0.1% of our outstanding shares, which are owned by 16 private sector financial institutions in the regional shareholder countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. The five regional shareholder countries owning Series “B” shares are entitled to elect a total of five additional Directors and five Alternate Directors through cumulative voting, and the 16 private sector owners of Series “B” shares separately are entitled to elect one Director and one Alternate Director.
      Series “C” shares are currently owned by 11 countries that are non-regional shareholder countries: Argentina, Brazil, Chile, Costa Rica, Jamaica, Mexico, Panama, Paraguay, Spain, Trinidad and Tobago and Uruguay. We make available Series “C” shares for subscription by countries outside the Andean region in order to strengthen links between these countries and the regional shareholder countries. Ownership of our Series “C” shares by countries outside the Andean region makes entities in these countries that deal with entities in regional shareholder countries eligible to receive loans from us with respect to these dealings. At December 31, 2004, holders of Series “C” shares collectively were entitled to elect two Directors and two Alternate Directors. Our Board of Directors is comprised of 13 Directors.
      Under the treaty establishing CAF, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private corporations or individuals, except that no more than 49% of the Series “B” shares within any country may be held by private shareholders. Series “C” shares may be held by or transferred to public or private entities outside the regional shareholder countries. Unless a member withdraws, shares may be transferred only to entities in the same country.
      On March 8, 2005, our Board of Directors adopted a resolution to convene a shareholders’ extraordinary general meeting for the purpose of considering whether to recommend an amendment to the treaty establishing CAF that would (i) allow, under certain circumstances, current non-regional shareholder countries and other Latin American countries to own Series “A” shares and (ii) expand our formal purpose to include supporting sustainable development and economic integration within all of Latin America, as opposed to within only the Andean region. If at the extraordinary general meeting the shareholders were to recommend such an amendment to the regional shareholder countries for their approval, the amendment would need to be ratified by the legislature of each such country prior to becoming effective. There can be no assurance that the shareholders will recommend such an amendment to the regional shareholder countries at the extraordinary general meeting, or, if recommended, that the respective legislatures of the regional shareholder countries will ratify such an amendment.
Paid-in Capital and Capital Receivable
      At December 31, 2004, CAF’s subscribed paid-in and receivable capital was $1.7 billion, of which $1.5 billion was paid-in capital and $194.7 million was capital receivable in installments. Over the years, we have had several increases of subscribed capital. Our most recent capital increases occurred in 1990, 1996, 1997, 1999, 2002, 2003 and 2004.
      In 1990, regional shareholder countries subscribed to a paid-in capital increase of $500.0 million, payable in ten annual installments through 2001. Through the year 2001, each of Colombia, Peru and Venezuela made annual installment payments of $14.0 million, and each of Bolivia and Ecuador made annual installment payments of $4.0 million. This capital increase was paid in full in 2001.
      In 1996, Brazil subscribed to $25.4 million of our capital payable in three equal annual installments, the last annual installment of which was paid in 1998.
      In 1997, Panama subscribed to $9.7 million of our paid-in capital, payable in five installments commencing in 1997. Panama’s subscription was paid in full in 2001. Also in 1997, Paraguay subscribed to $9.7 million of our paid-in capital, payable in five installments commencing in 1998, and the subscription was paid in full in March 2003.
      In 1999, the regional shareholder countries subscribed to a paid-in capital increase of $600.0 million, payable in seven annual installments through 2006. The payments made on this new subscription in 2000 and 2001 were in addition to the payments to be made in those years under the 1990 subscription. The subscriptions of Ecuador and Bolivia each account for approximately 8% of that amount, and the subscriptions of Colombia, Peru and Venezuela each account for approximately 28% of that amount. Also in 1999, Jamaica became a new member of CAF by subscribing to $1.0 million of capital, which was paid in full in 2005. Lastly, in 1999, Brazil subscribed to an additional capital contribution of $25.0 million, which was paid in full in February 2002.
      In 2001, Uruguay subscribed to paid-in capital of $5.0 million, which was paid in full in January 2004. Also in 2002, Uruguay subscribed to an additional $15.0 million of paid-in capital, of which $2.0 million was paid in 2003 and the balance is payable in six semi-annual installments. Lastly, in 2004, Uruguay subscribed to an additional capital contribution of $20 million, to be paid in eight semi-annual installments beginning in 2005.
      In 2001, Argentina subscribed to paid-in capital of $25.0 million, of which it has paid a total of $16.6 million in two installments in 2003 and 2004, respectively. The balance due is payable in one installment.
      In April 2002, Costa Rica paid in full its subscribed capital of $20.0 million.
      In 2002, the regional shareholder countries subscribed to a paid-in capital increase of $250.0 million. Some countries will pay in four annual installments and others in five or six annual installments.
      In 2002, Spain subscribed to paid-in capital of $100.0 million, which it has paid in full. Spain also subscribed to callable capital of $200.0 million.
      In 2003, Brazil subscribed to an additional capital contribution of $50.0 million, to be paid in two equal installments. The first installment of $25.0 million was paid in 2004 and the second installment of $25.0 million was partially paid in 2005 in the amount of $7.4 million.
      In December 2004, the Dominican Republic entered into an agreement to purchase Series “C” shares for a total capital contribution in the amount of $50.0 million. Ratification of the agreement is still pending.
      Since 1990, capital contributions to CAF have included a premium (valor patrimonial) paid on each share purchased. This premium is in addition to the nominal $5,000 per share value established by CAF’s by-laws. The premium is determined at the beginning of each subscription and applies to all payments under that subscription.

      All of CAF’s principal shareholders are current in their capital payments. The following table sets out the nominal value of our subscribed paid-in capital and capital receivable as of December 31, 2004:

Shareholders	Paid-in Capital	Capital Receivable

	(in U.S.$ thousands)
Series “A” Shares
Bolivia	$1,200	$—
Colombia	1,200	—
Ecuador	1,200	—
Peru	1,200	—
Venezuela	1,200	—

Series “B” Shares:
Bolivia	104,075	15,845
Colombia	372,950	51,110
Ecuador	107,765	12,255
Peru	381,315	43,100
Venezuela	381,320	43,095
Private sector financial institutions	1,185	0

Series “C” Shares:
Argentina	8,150	3,970
Brazil	42,480	11,510
Chile	1,390	0
Costa Rica	10,410	0
Jamaica	460	135
Mexico	14,915	0
Panama	5,895	0
Paraguay	5,780	0
Spain	49,375	0
Trinidad and Tobago	665	0
Uruguay	4,545	13,725

Total	$1,498,675	$194,745

Reserves
      Article 42 of the treaty establishing CAF requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash. The mandatory reserve is an accounting reserve.
      At December 31, 2004, our reserves totaled $866.1 million. At such date, the mandatory reserve amounted to $206.1 million, or 12.2% of subscribed capital, and the general reserve amounted to $660.1 million.
Callable Capital
      In addition to our subscribed paid-in and receivable capital, our shareholders have subscribed to callable capital totaling $1.1 billion at December 31, 2004. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources.
      The treaty establishing CAF provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider members’ obligations to pay for callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective member governments. If the callable capital were to be called, the treaty establishing CAF requires that the call be prorated among shareholders in proportion to their stockholdings.

SELECTED FINANCIAL INFORMATION
      The following selected financial information as of and for the years ended December 31, 2004, 2003 and 2002 has been derived from our financial statements for those periods, which have been audited by KPMG, independent accountants. Our method of accounting conforms to U.S. GAAP. The selected financial information should be read in conjunction with our audited financial statements and notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	Year Ended December 31,

	2004	2003	2002

	(in U.S.$ thousands)
Income Statement Data
Interest income	$378,707	$327,066	$341,962
Interest expense	(160,866)	(137,252)	(148,584)

Net Interest income	217,841	189,814	193,378
Provision for loan losses	18,555	(25,250)	(41,500)

Net Interest income after provision	236,396	164,564	151,878
Non-interest income	9,705	7,955	10,787
Non-interest expenses	(38,348)	(36,986)	35,559

Net income	$207,753	$135,533	$127,106

Balance Sheet Data (end of period)
Current assets (net of allowance)	$2,847,396	$2,733,941
Non-current assets	6,738,573	6,083,676

Total assets	$9,585,969	$8,817,617

Current liabilities	$2,365,501	$2,237,840
Long-term liabilities	4,427,827	4,199,621

Total liabilities	6,793,328	6,437,461
Total shareholders’ equity	2,792,641	2,380,156

Total liabilities and shareholders’ equity	$9,585,969	$8,817,617

Loan Portfolio and Equity Investments
Total loans	$7,104,123	$6,597,243	$6,062,407
Allowance for loan losses	181,801	209,766	196,344
Equity investments	112,135	115,027	117,228

Selected Financial Ratios
Return on average total shareholders’ equity(1)	8.2%	6.2%	6.6%
Return on average paid-in capital(2)	14.7%	10.9%	11.3%
Return on average assets(3)	2.3%	1.7%
Administrative expenses divided by average assets	0.4%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.00%	0.00%	0.00%
Non-accrual loans as a percentage of loan portfolio	0.28%	0.17%	0.48%
Allowance for losses as a percentage of loan portfolio	2.6%	3.2%	3.2%

(1)	Net income divided by average total shareholders’ equity.
(2)	Net income divided by average subscribed and paid-in capital.
(3)	Net income divided by average total assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion should be read in conjunction with our audited financial statements and notes thereto included on pages F-3 through F-26 of this prospectus.
Summary of Results
      During the three years ended December 31, 2004, our net income increased at a compound average annual rate of approximately 27.8%. For the year ended December 31, 2004, this increase resulted principally from growth in our interest-earning assets and an increase in interest rates, as well as lower provisions for loan losses and impairment charges for equity investments. For the years ended December 31, 2003 and 2002, the growth in our interest-earning assets offset the negative impact of the general decline in market interest rates.
      Our net income for the year ended December 31, 2004 was $207.8 million, representing an increase of $72.2 million, or 53.3%, over net income for 2003. This increase resulted principally from growth in our interest-earning assets, an increase in interest rates and a lower allowance for loan losses due to positive reviews of some of the shareholder countries’ credit ratings. For the year ended December 31, 2003, our net income was $135.5 million, representing an increase of $8.4 million, or 6.6%, over net income of $127.1 million for 2002.
      The percentage change in GDP during 2004 compared to the corresponding period in 2003 for each of the countries in the region was as follows: Bolivia, 3.6; Colombia, 3.8; Ecuador, 6.6; Peru, 5.1; and Venezuela, 17.3.
      Management anticipates that growth in our loan portfolio will be moderate in the medium-term because the amount of new loan approvals is expected to level off, partially as a result of several of the shareholder countries’ ability to access other sources of funding.
Critical Accounting Policies
          General
      Our financial statements and reported results are based on U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 1 (“Significant Accounting Policies”) to our audited financial statements. We believe that some of the more significant accounting policies we use to present our financial results, discussed below, involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition. Specifically, the estimates we use to determine the adequacy of the allowance for loan losses are critical accounting estimates.
          Allowance for Loan Losses
      We maintain an allowance for losses on our loan portfolio at levels that management believes to be adequate but not excessive to absorb probable losses inherent in the portfolio at the balance sheet date. In general, the evaluation for allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The use of different estimates or assumptions as well as changes in external factors could produce materially higher or lower net income for the period in which the estimate is made. Although we expect that our loans will ultimately be repaid, amounts may not be repaid on their original terms. As a result, we can suffer losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related contractual terms and the actual cash flow.

      In particular, the general allowance for loan losses is established by us based on the individual risk rating for the long-term foreign currency debt of the borrower countries which is assigned by the international risk rating agencies as of the date of preparation of the financial statements. This country risk rating considers a default probability. In the case of the sovereign loan portfolio a factor of preferred creditor status is also considered.
Income Statement
          Interest Income
      2004, 2003 and 2002. For the year ended December 31, 2004, our interest income was $378.7 million, representing an increase of $51.6 million, or 15.8%, over interest income of $327.1 million for the year ended December 31, 2003. This increase resulted principally from growth in our interest-earning assets and an increase in interest rates. Interest income for the year ended December 31, 2003 represented a decrease of $14.9 million, or 4.4%, from our interest income of $342.0 million for the year ended December 31, 2002. This decrease resulted principally from a decline in interest rates.
          Interest Expense
      2004, 2003 and 2002. For the year ended December 31, 2004, our interest expense was $160.9 million, representing an increase of $23.6 million, or 17.2%, over interest expense of $137.3 million for the year ended December 31, 2003. This increase resulted principally from growth in our interest-bearing liabilities and an increase in interest rates. Interest expense for the year ended December 31, 2003 represented a decrease of $11.3 million, or 7.6%, from our interest expense of $148.6 million for the year ended December 31, 2002. This decrease resulted primarily from a decline in interest rates.
          Net Interest Income
      2004, 2003 and 2002. For the year ended December 31, 2004, our net interest income was $217.8 million, representing an increase of $28.0 million, or 14.8%, over net interest income of $189.8 million for the year ended December 31, 2003, which in turn represented a decrease of $3.6 million, or 1.8%, from our net interest income of $193.4 million for the year ended December 31, 2002.
      Our net interest income margin was 2.6% in 2004, as compared to 2.5% in 2003 and 2.7% in 2002.
          Provision for Loan Losses
      2004, 2003 and 2002. In 2004, we reduced our provision for loan losses by $43.9 million, thereby posting a change from $25.3 million in 2003 to ($18.6) million in 2004 due to positive reviews of some of the shareholder countries’ credit ratings. The 2003 provision represented a decrease of 39.2% from the $41.5 million provision we took in 2002. The resulting allowances for loan losses as a percentage of the loan portfolio were 2.6% for 2004, 3.2% for 2003 and 3.2% for 2002.
      The provisions in the periods described above reflect management’s estimates for both general and specific provisions. The specific provision is related to loans that have been adversely classified. The calculation of the amount set aside as the general provision is based on the sovereign ratings of the shareholder countries and their related probabilities of default, as provided by the major rating agencies, adjusted to take into account CAF’s privileges and immunities within the Andean region. The specific provision is calculated using the following methods: the present value of expected cash flows discounted at the loan’s effective interest rate, the estimated fair value of collateral that may be held and the observable market value of the loan.
          Non-Interest Income
      Our non-interest income consists principally of commissions not related to loans, dividends and equity in earnings of investees and other income, less impairment charges for equity investments.

      2004, 2003 and 2002. For the year ended December 31, 2004, our total non-interest income was $9.7 million, representing an increase of $1.7 million, or 22.0%, over total non-interest income of $8.0 million for the year ended December 31, 2003, which in turn represented a decrease of $2.8 million, or 26.3%, over total non-interest income of $10.8 million for the year ended December 31, 2002. The relative increase in our total non-interest income in 2004 over 2003 resulted principally from smaller impairment charges for equity investments in 2004, as well as a greater amount of dividends from equity investments. The impairment charges mentioned above comprise portions of equity investments in companies and portions of equity investments in investment funds. The decrease in non-interest income from 2002 to 2003 was primarily the result of the decline in commissions related to a lower volume of transactions involving partial credit guarantees and A/B loans.
      Equity investments in which CAF has a participation of less than 20% of the investee’s equity are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments and determine whether any value impairment is temporary or other than temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of the analysis of these equity investments, management determined impairment charges as follows: $1.7 million in 2004, $3.1 million in 2003 and $5.1 million in 2002. These impairment charges represented 1.5%, 2.7% and 4.3% of our equity investments at December 31, 2004, 2003 and 2002, respectively.
      The impairment charges were distributed as follows according to the type of investment:

	2004	2003	2002

	(In U.S.$ thousands)
Single companies	$1,051	$1,622	$3,528
Investment funds	$643	$1,511	$1,534

Total	$1,694	$3,133	$5,062

      For the year ended December 31, 2004, the total of other non-interest income commissions was $2.5 million, representing a decrease of $0.8 million, or 23.0%, over the total of other non-interest income commissions of $3.3 million for the year ended December 31, 2003. The decrease in these commissions is a result of a lower volume of transactions involving partial credit guarantees (see “Operations of CAF — Other Activities — Credit Guarantees”) and A/ B loans.
          Non-Interest Expenses
      Our non-interest expenses consist principally of administrative expenses, representing 99% of total non-interest expenses in 2004.
      2004, 2003 and 2002. For the year ended December 31, 2004, our total non-interest expenses were $38.3 million, representing an increase of $1.4 million, or 3.7%, over total non-interest expenses of $37.0 million for the year ended December 31, 2003, which in turn represented an increase of $1.4 million, or 4.0%, over total non-interest expenses of $35.6 million for the year ended December 31, 2002.
      For the year ended December 31, 2004, administrative expenses were $38.1 million, or 0.4% of our total average assets, representing an increase of $3.3 million over administrative expenses for the year ended December 31, 2003. For the year ended December 31, 2003, administrative expenses were $34.8 million, or 0.4% of total average assets, representing an increase of $2.0 million over administrative expenses of $32.8 million for the year ended December 31, 2002. These movements resulted largely from the impact of local currency expenses in Venezuela. Nevertheless, from December 31, 2002 to December 31, 2004, our general and administrative expenses have remained stable as a percentage of our total average assets.

Balance Sheet
          Total Assets and Liabilities
      2004 and 2003. At December 31, 2004, our total assets were $9.6 billion, representing an increase of $0.8 billion, or 8.7%, over total assets of $8.8 billion as of December 31, 2003. The growth in our total assets principally reflects the general expansion of our lending operations. See “Operations of CAF — Loan Portfolio”. At December 31, 2004, our total liabilities were $6.8 billion, representing an increase of $355.9 million, or 5.5%, over total liabilities of $6.4 billion as of December 31, 2003. The growth in our total liabilities principally reflects our issuance of long-term debt securities in the international capital markets to fund growth in our operations.
Asset Quality
          Overdue Loans
      2004 and 2003. At December 31, 2004, we did not have any overdue loans (not including non-accrual loans in overdue status). At December 31, 2003, the total principal amount of our overdue loans was $5,900 (not including non-accrual loans in overdue status).
          Non-Accrual Loans
      2004 and 2003. At December 31, 2004, the total principal amount of non-accrual loans was $20.0 million, or 0.28% of the total loan portfolio, representing an increase of $9.0 million as compared to $10.9 million at December 31, 2003. For the year ended December 31, 2004, $0.9 million of overdue interest and other charges in respect of non-accrual status loans was excluded from net income.
          Restructured Loans
      2004 and 2003. At December 31, 2004, the total principal amount of outstanding restructured loans was $27.0 million, or 0.4% of the total loan portfolio. The total amount represented loans to five private sector borrowers in Ecuador, Peru and Venezuela. This represented a decrease in the total principal amount of outstanding restructured loans at December 31, 2003, which was $93.3 million, or 1.4% of the total loan portfolio.
          Loan Write-offs and Recoveries
      2004 and 2003. A total of $12.9 million of the principal amount of five loans was written off in 2004, representing a decrease of $5.9 million, or 31.2%, compared to total write-offs of $18.8 million in 2003. Some of these write-offs comprise portions of the non-accrual loans referred to above. We booked recoveries of $3.5 million and $7.0 million during 2004 and 2003, respectively.
      See “Operations of CAF — Asset Quality” for further information regarding our asset quality. See “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by country and economic sector.
Off-Balance Sheet Transactions
      We enter into off-balance sheet arrangements in the normal course of our business to facilitate our business and objectives and reduce our exposure to interest rate and foreign exchange rate fluctuations. These arrangements, which may involve elements of credit and interest rate risk in excess of amounts recognized on our balance sheet, primarily include (1) credit agreements subscribed and pending disbursement, (2) lines and letters of credit for foreign trade and (3) partial credit guarantees of member country obligations. For further discussion of these arrangements, see Note 18 (“Commitments and Contingencies”) to our audited financial statements.

Liquidity
      CAF seeks to ensure adequate liquidity by maintaining liquid assets greater than the higher of:

(1)	45% of total undisbursed project loan commitments and

(2)	35% of the sum of our next 12 months’

(a)	estimated debt service, plus

(b)	estimated project loan disbursements.
      Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments. The remaining portion may be invested in unrated or non-investment grade instruments.
      2004 and 2003. At December 31, 2004, our liquid assets consisted of $1.7 billion of cash, time deposits and securities, of which 92.3% was invested in investment grade instruments. 85.7% of our liquid assets was invested in time deposits in financial institutions or securities rated “A” or better by a U.S. nationally recognized statistical rating organization. At December 31, 2003, our liquid assets amounted to $1.7 billion, of which 93.2% was invested in investment grade instruments. Our investment policy emphasizes security and liquidity over yield.
Strategy and Capital Resources
      Our business strategy is to provide financing for projects, trade and investment in the regional shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding; likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by regional shareholder countries, we intend to continue offering equity participation to countries other than the regional shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure”.
      We intend to continue our programs to foster sustainable growth within the regional shareholder countries, and to increase our support for the private sector within our markets, either directly or through financial intermediaries. See “Operations of CAF” below.

OPERATIONS OF CAF
      CAF’s purpose is to foster and promote economic development, social development and integration within the regional shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short, medium and long-term loans and guarantees. To a lesser extent, we make limited equity investments in funds and companies, and provide technical and financial assistance, as well as administrative services for certain regional funds.
      CAF also provides lending for projects in non-regional shareholder countries, including but not limited to projects that promote trade or integration with regional shareholder countries.
Business Management of CAF
      Our business management is divided into two broad functions: client relationship management and financial management.
          Client Relationship Management
      Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.
      In 2004, in order to sharpen our client focus on both a country-by-country and a development sector basis, we made some structural changes to our client relationship management. Our client relationship management function is currently fulfilled by five departments, each headed by a Vice President. These departments are:

•	Development Strategies, which is responsible for developing strategies and initiatives within our mission and objectives;

•	Country Business Coordination, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the member countries;

•	Infrastructure, which is responsible for the financing of public infrastructure projects and the analysis of public policies within the different development sectors;

•	Corporate Finance and Investment Banking, which is responsible for our relationships with private sector corporations, financial institutions and regional capital markets, while simultaneously furnishing advisory services to our clients; and

•	Social and Environmental Development, which is responsible for investments in social and environmental areas and in micro, small and medium size enterprises.
      The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client management group is assisted by our Credit Administration Office and our Corporate Comptroller Office.
          Financial Management
      Our financial management group is responsible for managing our funded debt, as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

      The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1)	structuring A/B loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2)	selling loans to international banks interested in increasing their exposure in the regional shareholder region.
      The staff of our financial management group works in close coordination with our client relationship managers. Our client management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.
Loan Portfolio
      We extend medium-term and long-term loans to finance both public sector and private sector projects in the regional shareholder countries, either directly to a project or through a financial intermediary in a regional shareholder country that lends the funds to the appropriate project. To a lesser extent, we also provide loans to finance trade by and among the members of the regional shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavor to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more regional shareholder countries and those that generate foreign exchange.
      We provide credit lines to financial institutions in the regional shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify our being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with us. Under such multisectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from us regardless of whether the underlying borrower repays the financial intermediary.
      We endeavor to strengthen trade by and among regional shareholder countries and to assist companies in the regional shareholder countries to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of regional shareholder countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.
      In 1997, we began making a portion of our loans through an “A/B” loan program. The “A” portion of the loan is made directly to the borrower by us. Under the “B” portion, banks provide the funding and assume the credit risk. Because we act as the lender of record for the entire loan, commercial banks are exempted from country risk provisions and, therefore, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.
      Our loan pricing is typically based on our cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. We generally charge a loan origination fee equal to 1% of the total loan amount and a commitment fee equal to 0.75% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

      Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to us.
      During the three-year period ended December 31, 2004, our total assets grew at a compound average annual rate of 12.4%, in part reflecting the economic growth in most of the regional shareholder countries. At December 31, 2004, our total assets were $9.6 billion, of which $7.1 billion (74.1%) were disbursed and outstanding loans. At December 31, 2004, the “B” loan portion of our “A/B” loan transactions totaled $271.6 million. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. During this three-year period, our lending portfolio grew at a compound average annual rate of 8.3%. Our management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.
Loans to Public and Private Sector Borrowers
      Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,

	2004		2003	2002

		(in U.S.$ millions)
Public Sector	90.3%	6,414.4	5,808.1	5,136.9
Private Sector	9.7%	691.4	785.1	925.7

	100.0%	7,105.8	6,593.2	6,062.6

Fair value adjustments on hedging activities		(1.7)	4.0	(0.2)

Total		7,104.1	6,597.2	6,062.4

      The percentage of our total loan portfolio represented by public sector loans increased between 2002 and 2004 from 84.7% to 90.3%. The general increase reflects our greater emphasis on long-term public sector project lending. Management expects the proportion of public sector and private sector loans during 2005 to remain approximately constant with 2004 levels.

Loans by Borrowing Country
      Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,

	2004		2003	2002

	(in U.S.$ millions)
Bolivia	13.1%	929.2	854.1	662.1
Colombia	24.0%	1,701.9	1,540.3	1,502.4
Ecuador	17.2%	1,224.2	1,206.4	1,120.2
Peru	23.2%	1,649.8	1,384.7	1,278.7
Venezuela	16.8%	1,197.0	1,144.7	1,072.6
Other(1)	5.7%	403.6	463.0	426.5

	100.0%	7,105.7	6,593.2	6,062.5

Fair value adjustments on hedging activities		(1.7)	4.0	(0.2)

Total		7,104.0	6,597.2	6,062.3

(1)	Principally loans outside the regional shareholder countries.
Loans Approved and Disbursed by Country
      Our loan approval process is described under “— Credit Policies”. After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.
      Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)

	2004	2003	2002	2004	2003	2002

	(in U.S.$ millions)
Bolivia	498.8	619.3	502.8	232.8	345.3	363.5
Colombia	922.1	616.7	749.1	532.6	324.2	340.1
Ecuador	338.0	438.3	406.7	297.5	357.9	220.8
Peru	603.9	632.9	497.8	464.1	265.2	411.4
Venezuela	821.2	534.8	762.3	308.7	337.3	310.9
Other(2)	318.7	461.4	370.7	52.0	144.8	164.1

Total	3,502.7	3,303.4	3,289.4	1,887.7	1,774.7	1,810.8

(1)	Includes short-term loans in the amounts of $226.2 million, $213.9 million and $290.0 million, respectively, for each of the years in the three-year period ended December 31, 2004.

(2)	Loans outside the regional shareholder countries, of which $170.1 million was approved and $15.5 million disbursed to entities in Brazil in 2004.
      During the three years ended December 31, 2004, the growth rate of loans by country was as follows: Bolivia, 18.5%; Colombia, 6.4%; Ecuador, 4.5%; Peru, 13.6%; and Venezuela, 5.6%. The growth of the loan portfolio during the three-year period reflects increases in loan approvals as a result of the region’s economic growth during the period and our increased share of infrastructure financings in the region.
      Loans to non-regional shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) reached $403.6 million in 2004, compared to $463.0 million and $426.5 million in 2003 and 2002, respectively. To date, our loans in non-regional shareholder countries have primarily been to Brazilian borrowers. Management expects loans to non-regional shareholder countries to increase.

      We anticipate that growth in our lending will be moderate in the medium-term because the amount of new loan approvals is expected to level off, partially as a result of several of the shareholder countries’ ability to access other sources of funding.
Distribution of Loans by Industry
      At December 31, 2004, our loan portfolio outstanding was distributed by industry as follows:

							Total by	% of
	Bolivia	Colombia	Ecuador	Peru	Venezuela	Others	Sector	Total

	(in U.S.$ millions)
Agriculture, hunting and forestry	5.9	128.0	11.0	107.0	12.5	0.0	264.4	3.7%
Exploitation of mines and quarries	0.0	0.0	0.0	13.5	0.0	0.0	13.5	0.2%
Manufacturing industry	2.0	96.6	33.9	17.1	13.1	0.0	162.6	2.3%
Supply of electricity, gas and water	38.1	95.1	145.5	77.8	383.6	80.0	820.0	11.5%
Transport, warehousing and communications	341.5	619.6	523.0	401.7	572.4	311.9	2,770.0	39.0%
Financial intermediaries(1)	216.9	219.7	231.4	1.8	36.7	11.7	718.1	10.1%
Social and other infrastructure programs	321.2	542.0	255.8	1,015.6	178.8	0.0	2,313.4	32.6%
Other activities	3.6	1.0	23.7	15.4	0.0	0.0	43.7	0.6%

Total	929.2	1,702.0	1,224.3	1,649.9	1,197.1	403.6	7,105.9	100.0%

(1)	Multisectoral credit lines to public sector development banks, private banks and other institutions.
Maturity of Loans
      At December 31, 2004, our outstanding loans were scheduled to mature as follows:

	2005	2006	2007	2008	2009	2010-2017

	(in U.S.$ millions)
Principal amount	1,220.5	1,075.1	945.0	830.1	653.9	2,381.1
Ten Largest Borrowers
      The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2004:

		As a Percentage
		of Total Loan
Borrower	Amount	Portfolio

	(in U.S.$ millions)
Republic of Peru	1,580.5	22.2%
Republic of Colombia	1,397.0	19.7%
Republic of Venezuela	1,168.7	16.4%
Republic of Ecuador	1,013.2	14.3%
Republic of Bolivia	736.0	10.4%
Alcaldía Mayor Distrito Capital de Santa Fe	100.0	1.4%
Nacional Financiera Boliviana (Bolivia)(1)	94.7	1.3%
Petróleo Brasileiro S.A. (Brazil)(2)	85.0	1.2%
Transportadora Brasilera Gasoducto (Brazil)(3)	80.0	1.1%
Banco de Comercio Exterior de Colombia(4)	78.5	1.1%

Total	6,333.6	89.1%

(1)	Government owned financial intermediary.

(2)	Government owned oil company.

(3)	Company related to the Bolivia-Brazil gas pipeline.

(4)	Financial intermediary primarily owned by the government.
Selected Projects
      Set out below are examples of projects approved by CAF during 2004 and the respective loan approval amounts.
          Bolivia
      National Roads Service/ Office of the Chief for the Department of La Paz — $190 million loan for the support, development, improvement and conservation of road infrastructure in Bolivia.
      Republic of Bolivia — $43 million loan to support the country’s social investment projects in education, health, agriculture and water resources.
          Colombia
      Republic of Colombia — $150 million loan program for the development of the urban transportation system of Bogota.
      National Roadway Institute — $32 million loan for the construction of an exploratory tunnel that will help determine the geological risk before the construction of the La Linea Tunnel project.
          Ecuador
      Republic of Ecuador — $35 million loan program to improve the traffic conditions in the city of Guayaquil through the construction of the San Eduardo Tunnel, a project contemplated within the Road Infrastructure Plan of the Municipality.
          Peru
      Republic of Peru — $77 million loan to finance irrigation projects in several agricultural regions, as well as projects for the supply of hydroelectric energy.
      Various Clients — $94 million in several loans in order to provide financing for foreign trade, working capital and capital goods.
          Venezuela
      Bolivarian Republic of Venezuela — $300 million loan to finance a hydroelectric project that will help cover the country’s electricity needs, as well as improve the efficiency and reliability of the national electric system.
      Autonomous Institute of the State-owned Railroad (IAFE) — $200 million loan to diversify the use and increase the capacity of the overall railway system of inter-regional transportation in order to facilitate exports of non traditional products, stabilize transportation costs and strengthen commercial ties between the Andean Region and Mercosur through binational concessions with Colombia and Brazil.
      C.A. Metro de Maracaibo — $80 million loan to provide an efficient and comfortable mass transportation system for the benefit of the city of Maracaibo.

          Argentina
      Republic of Argentina — $35 million loan to finance the re-establishment of the railway service between Mendoza and Buenos Aires.
          Paraguay
      Republic of Paraguay — $10 million loan to help finance the restoration of the country’s main road network.
Other Activities
          Treasury Operations
      Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments. The remaining portion may be invested in unrated or non-investment grade instruments. At December 31, 2004, our liquid assets consisted of $1.7 billion of cash, time deposits and securities, of which 31.5% consisted of cash and time deposits.
          Equity Shareholdings
      We may acquire equity shareholdings in new or existing companies within the regional shareholder countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our total shareholders’ equity. Our policies do not permit us to be a company’s largest individual shareholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our total shareholders’ equity. At December 31, 2004, the carrying value of our equity investments totaled $112.1 million, representing 4.0% of our total shareholders’ equity. As of December 31, 2004, 89.9% of our equity portfolio was held through investment funds.
          Credit Guarantees
      We have developed our credit guarantee product as part of our role of attracting international financing for our member countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.
      The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our net worth. The amount of credit guarantees outstanding was $183.3 million as of December 31, 2004, representing the guarantee of two public sector projects in Colombia.
          Promotion of Regional Development
      As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the regional shareholder countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects and assist companies in developing and implementing modernization, expansion and organizational development programs.
Fund Administration
      At December 31, 2004, we acted as fund administrator for several funds, comprising $56.6 million in the aggregate, funded by third parties and by our shareholders.

      These funds are funded through allocations made each year by the shareholders from our prior year’s net income. In 2004, 2003 and 2002, shareholders allocated to these funds $22.0 million, $18.5 million, and $19.1 million from the net income of 2003, 2002 and 2001, respectively. These funds are not part of our accounts.
      At December 31, 2004, the principal funds were the Technical Co-operation Fund, the Fund for Human Development, the Compensatory Financing Fund, the HIPC Fund for Bolivia, the Fund for the Development of Small and Medium Enterprises and the Latin American Carbon Program.
          Technical Co-operation Fund
      At December 31, 2004, the Technical Co-operation Fund had a balance of $7.2 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants, that are typically less than $100,000 each, to facilitate the implementation of those projects.
          Fund for Human Development
      At December 31, 2004, the Fund for Human Development had a balance of $19.2 million. This fund is devoted to assist projects intended to promote sustainable development and that provide certain social or developmental benefits.
          Compensatory Financing Fund
      At December 31, 2004, the Compensatory Financing Fund had a balance of $20.3 million. This fund was created to provide interest rate compensation when a project providing social or developmental benefits is otherwise unable to sustain market interest rates.
          HIPC Fund for Bolivia
      The debt reduction initiative for Heavily Indebted Poor Countries (“HIPC”) has the purpose of increasing the resources of beneficiary countries to accelerate reform by reducing their external debt. At December 31, 2004, the HIPC Fund for Bolivia had a balance of $0.3 million. This fund was created as part of the application of the World Bank’s HIPC initiative for Bolivia.
          Fund for the Development of Small and Medium Enterprises
      At December 31, 2004, the Fund for the Development of Small and Medium Enterprises had a balance of $9.2 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in the region.
          Latin American Carbon Program
      At December 31, 2004, the Latin American Carbon Program had a balance of $0.4 million. This program is dedicated to the implementation of market mechanisms which allow developing countries to participate in the environmental services market. The program is engaged in the emerging greenhouse gasses reductions market in the Latin American and Caribbean markets through several mechanisms, including those allowed by the Kyoto Protocol.
Credit Policies
      The CAF treaty limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times shareholders’ equity. The actual ratio on December 31, 2004 was 2.7 times equity. The guidelines of the Basle Committee on Supervisory Practices and Banking Regulations require a capitalization ratio, defined as shareholders’ equity divided by risk-weighted assets plus risk-weighted off-balance sheet items, of not less than 8% for those institutions to which those guidelines are applicable. Our policy requires this capitalization ratio to be at least 30%. Our actual capitalization ratio was 36.5% on December 31, 2004.
      We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.
      The Loans and Investments Committee recommends approvals of loans and investments. The members of this Committee are the Vice Presidents, the Chief Legal Counsel and the Head of Credit Administration. The committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve loans of up to $25.0 million and equity investments of up to $5.0 million. In excess of these amounts, loans of up to $40.0 million and equity investments of up to $10.0 million require the approval of the Executive Committee of our Board of Directors. Loans in excess of $40.0 million and equity investments in excess of $10.0 million require the approval of our Board of Directors.
      Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one regional shareholder country may not exceed either 30% of our loan portfolio or 100% of our shareholders’ equity. Aggregate loans to entities in any non-regional shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with regional shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our shareholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our shareholders’ equity, and loans to any private sector entity are limited in the aggregate to 10% of our shareholders’ equity.
      Operations in which we extend credit to entities in Series “C” shareholder countries outside the Andean region must generally be related to activities of such entities in, or related to, the regional shareholder countries. The aggregate total of outstanding loans to entities in such countries for purely local activities may not exceed four times the amount of paid-in capital contributed by that country.
      Our policies permit us to provide up to 70% of the total project costs with respect to loans made to public sector entities that are considered a sovereign risk and that do not fund themselves out of their own revenues, except that we may provide up to 80% of the total project costs for projects characterized as being of social benefit.
      Loans to public or private entities that fund themselves out of their own revenues may not exceed 40% of project costs, except that we may provide up to 60% of project costs in the case of loans made to finance the expansion of existing facilities. Limited-recourse financing loans may not exceed 30% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by the policies described above.
Asset Quality
      We classify a loan as overdue whenever payment is not made on its due date. We charge interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.
      Not including non-accrual loans, at December 31, 2004, we had no overdue loans. At that date, $20.0 million, or 0.28% of our total loan portfolio, was the total principal amount of loans in non-accrual status, representing an increase of $9.0 million compared to December 31, 2003. At December 31, 2004, all non-accrual loans related to private sector borrowers. The non-accrual loans consisted of three private sector borrowers based in Ecuador, Brazil, and Peru that are in the process of restructuring their debts, including their debts to us. For the year ended December 31, 2004, $0.9 million of overdue interest and other charges in respect of non-accrual status loans was excluded from net income.
      Not including non-accrual loans, at December 31, 2003, the total principal amount of our overdue loans was $5,900. At that date, the total principal amount of loans in non-accrual status was $10.9 million, or 0.17% of our total loan portfolio, representing a decrease of $18.4 million compared to December 31, 2002. At December 31, 2003, all non-accrual loans related to private sector borrowers. The non-accrual loans consisted of two borrowers based in Peru that were in the process of restructuring their debts, including their debts to us. For the year ended December 31, 2003, $1.8 million of overdue interest and other charges in respect of non-accrual status loans was excluded from net income.
      At December 31, 2004, our total loan write-offs since our inception amounted to $151.5 million, of which $12.9 million, representing portions of loans made to five borrowers, occurred in 2004. Since inception, we have not suffered any individually significant losses on our loan portfolio, although five loans, with a total outstanding amount of $27.0 million at December 31, 2004, involving private sector borrowers have been restructured. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us.
Quality of Loan Portfolio
      The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period:

	Year Ended December 31,

	2004	2003	2002

	(in U.S.$ millions)
Total loan portfolio	7,104.1	6,597.2	6,062.4
Overdue loan principal	0.0	0.0	0.0
Loans in non-accrual status	20.0	10.9	29.3
Loans written-off during period	12.9	18.8	22.8
Allowance for loan losses	181.8	209.8	196.3
Overdue principal payment as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.28%	0.17%	0.48%
Allowance for loan losses as a percentage of loan portfolio	2.56%	3.18%	3.24%
      The CAF treaty requires that at least 10% of our net income in each year be allocated to our mandatory reserve until that reserve amounts to 50% of subscribed capital. In addition, we have a general reserve that can be used to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is unavailable or impractical. At December 31, 2004, the mandatory reserve was $206.1 million, the general reserve was $660.1 million and the allowance for loan losses amounted to $181.8 million. At December 31, 2004, our reserves and allowance totaled $1.0 billion.
      See “Capital Structure — Reserves” for more information about our policies on reserves.

FUNDED DEBT
Funding Strategy
      We raise funds for operations primarily in the international financial markets, although a relatively small part is raised within the regional shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the regional shareholder countries and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.
      Within the regional shareholder countries, we raise funds from central banks and financial institutions and by means of regional bond issues. Outside the region, we obtain funding from public sector development and credit agencies, from multilateral development banks, from various North American, European and Japanese commercial banks, from capital markets and from the U.S. and European commercial paper markets.
Sources of Funded Debt
      The breakdown of our outstanding funded debt, both within and outside the regional shareholder countries, at each of the dates indicated below was as follows:

	At December 31,

	2004	2003	2002

	(in U.S.$ millions)
Within the regional shareholder countries:
Term deposits	205.3	278.2	228.4
Bonds	353.1	276.7	261.7

	558.4	554.9	490.1
Outside the regional shareholder countries
Deposits, acceptances and advances, commercial paper, and repurchase agreements	1,212.0	1,139.2	1,047.5
Loans and lines of credit	567.9	411.2	463.7
Bonds	3,634.2	3,697.6	3,328.9

	5,414.0	5,248.0	4,840.1

	5,972.4	5,802.8	5,330.2
Variation effect between spot and original FX rate	457.2	365.9	90.5

Fair value adjustments on hedging activities	167.0	(40.9)	(402.6)

Total	6,596.6	6,127.8	5,018.1

Maturity of Funded Debt
      The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,

	2004	2003	2002

	(in U.S.$ millions)
Term deposits:
up to 1 year	205.3	278.2	228.4
Acceptances, advances and commercial paper and repurchase agreements:
up to 1 year	1,212.0	1,139.2	1,047.5
Loans and lines of credit:
up to 1 year	99.0	82.3	119.5
between 1 and 3 years	177.3	131.2	162.5
between 3 and 5 years	139.6	80.8	78.0
more than 5 years	151.9	116.9	103.5

	567.8	411.2	463.5
Bonds:
up to 1 year	723.7	640.0	489.9
between 1 and 3 years	793.8	1,021.1	1,393.6
between 3 and 5 years	584.9	121.7	323.3
more than 5 years	1,884.9	2,191.4	1,384.0

	3,987.3	3,974.2	3,590.8
Totals:
up to 1 year	2,240.0	2,139.7	1,897.1
between 1 and 3 years	971.1	1,152.3	1,579.8
between 3 and 5 years	724.5	202.5	410.2
more than 5 years	2,036.8	2,308.3	1,443.1

	5,972.4	5,802.8	5,330.2
Variation effect between spot and original FX rate	457.2	365.9	90.5
Fair value adjustments on hedging activities	167.0	(40.9)	(402.6)

Total	6,596.6	6,127.8	5,018.1

      Our borrowings are primarily U.S. dollar-based: 69.8% of our total borrowings, or 99.8% of borrowings after swaps, were denominated in U.S. dollars at December 31, 2004. The principal amount of non-U.S. dollar borrowings outstanding at December 31, 2004 included 28.5 billion Yen, 1.1 billion Euro, 192.7 million Pounds Sterling, 14 million Australian Dollars, 2.4 million Canadian Dollars, and 272.2 billion Colombian Pesos; all of such non-U.S. dollar borrowings are swapped or otherwise hedged.
DEBT RECORD
      We have never defaulted on the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.
ASSET AND LIABILITY MANAGEMENT
      We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. As a result, at December 31, 2004, 96.8% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.
      We require that counterparties with which we enter into swap agreements be rated “A” or better by two U.S. nationally recognized statistical rating organizations. At December 31, 2004, we were party to swap agreements with an aggregate notional amount of $3.9 billion.

      We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2004, the weighted average life of our financial assets was 3.8 years and the weighted average life of our financial liabilities was 3.9 years. Based on our asset and liability structure at December 31, 2004, we have a positive cumulative gap over a 10 year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.
      Our management expects the weighted average life of our financial assets to increase gradually, as we make more longer-term loans for infrastructure development and similar purposes. At the same time, our management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.
      At December 31, 2004, approximately 99.9% of our assets and 64.2% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Euro, Yen and Pounds Sterling, which liabilities were swapped. After swaps, 99.8% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our shareholders’ equity is denominated entirely in U.S. dollars.
      We do not trade derivatives for our own account. Under our asset-liability management policies, we enter into swap agreements to hedge interest rate and currency risks.
ADMINISTRATION
      We are governed and administered by the bodies and officials detailed below:
Shareholders’ General Meeting
      The shareholders’ general meeting is the ultimate decision-making body within CAF. Shareholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the treaty establishing CAF.
      Shareholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The shareholders’ ordinary general meeting:

(1)	considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2)	elects the Board of Directors according to the treaty establishing CAF;

(3)	appoints external auditors;

(4)	determines compensation for the Board of Directors and the external auditors; and

(5)	may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.
      Shareholders’ extraordinary general meetings may be convened by resolution adopted at a shareholders’ ordinary general meeting, by the Board of Directors, by the Executive President, by any two Series “A” shareholders or by any shareholders representing at least 25% of paid-in capital. The shareholders’ extraordinary general meeting may:

(1)	increase, reduce or replenish our capital in accordance with the treaty establishing CAF;

(2)	dissolve CAF;

(3)	change the headquarters of CAF when the Board of Directors so proposes; and

(4)	consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.
      Resolutions before shareholders’ ordinary general meetings are passed by the votes of at least three Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at shareholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of four Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the treaty establishing CAF, in which case an affirmative vote of all five Series “A” shareholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least four Series “A” shareholders and a simple majority of the other shareholders, at either an ordinary or extraordinary general meeting, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.
Board of Directors
      Our Board of Directors is currently composed of 13 Directors, each of whom is elected for a term of three years and may be re-elected. Each of the five Series “A” shareholders is represented by one Director. Five Directors represent the governments or governmental institutions holding Series “B” shares and one Director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two Directors. Our Board of Directors is responsible for:

(1)	establishing and directing our credit and economic policies;

(2)	approving our budget;

(3)	approving our borrowing limits;

(4)	approving credits granted by us in excess of a specified limit;

(5)	establishing or modifying internal regulations; and

(6)	appointing the Executive President.
      All of our Directors are non-executive. At the date of this prospectus, the composition of the Board of Directors was as follows:
      Directors (and their Alternates) representing Series “A” shareholders:

Bolivia	Luis Carlos Jemio (Rodrigo Castro Otto)	Minister of Property (Vice Minister of Public Investment and External Financing)
Colombia	Alberto Carrasquilla (Jorge Humberto Botero)	Minister of Property and Public Credit (Minister of Foreign Trade)
Ecuador	Edgar Peñaherrera	General Manager of Corporación Financiera Nacional
	(Ivonne Juez de Baki)	(Minister of Foreign Trade, Industrialization and Fisheries)
Peru	Alfredo Ferrero Diez
	Canseco	Minister of Foreign Trade and Tourism
	(Pedro Pablo Kuczynski)	(Minister of Economics and Finance)
Venezuela	Nelson Merentes (Jorge Giordani)	Minister of Finance (Minister of Planning and Development)

      Directors (and their Alternates) representing the Series “B” shareholders:

Bolivia	Walter Kreidler (Juan Antonio Morales)	Minister of Economic Development (President of Banco Central de Bolivia)
Colombia	José Dario Uribe	General Manager of Banco de la República
	(Santiago Montenegro)	(Director of the National Planning Department)
Ecuador	Mauricio Yépez (Mauricio Pareja)	Minister of Economics and Finance (General Manager of Banco Central del Ecuador)
Peru	Daniel Schydlowsky R.	Chairman of the Board of Corporación Financiera de Desarrollo (COFIDE)
	(Luis Carranza)	(Vice Minister of Property, Ministry of Economics and Finance)
Venezuela	Edmee Betancourt de García (Edgar Hernández Behrens)	Minister of Light Industries and Commerce (President of Banco de Desarrollo Económico y Social)
Private Financial
Institutions	Guillermo Lasso	Executive President of Banco de Guayaquil Ecuador
	(José Antonio Colomer)	(General Manager of BBVA Banco Continental Perú)
      The Directors representing the Series “C” shareholders are José Carlos Rocha Miranda, Secretary of International Affairs of Brazil from the Ministry of Planning, Budget and Process, and Pedro Solbes Mira, Second Vice President of the Government and Minister of the Economy for Spain. Their alternates are Miguel Hakim Simon, Undersecretary for Latin America and the Caribbean from the Ministry of External Relations of Mexico, and Francisco de Paula Gutiérrez, President of the Central Bank of Costa Rica.
      The business address of each of the Directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.
      Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the shareholders’ general meeting. Nelson Merentes is the current Chairman. Luis Carlos Jemio has been elected Chairman for the period from April 1, 2005 to March 31, 2006.
Executive Committee
      The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of six Directors, one from each regional shareholder country plus the Director representing the private financial institutions, and CAF’s Executive President, who presides over the Committee.
Executive President
      The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the shareholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.
      Our current Executive President, L. Enrique García, whose term expires in December 2006, was reelected for a third five-year term in March of 2001. Before becoming our Executive President in November 1991, Mr. García was Minister of Planning and Coordination and Head of the Economic and Social Cabinet in his native Bolivia. Between 1989 and 1991, he represented Bolivia as Governor to the World Bank, the

Inter-American Development Bank (“IADB”) and as a member of the Development Committee of the World Bank. He was also Chairman of the Board of Directors of CAF from 1990 to 1991. Previously, Mr. García held senior positions during a 17-year tenure at the IADB, including Treasurer.
Officers

L. Enrique García	Executive President
Luis Enrique Berrizbeitia	Executive Vice President
Lilliana Canale	Vice President of Country Business Coordination
Antonio Juan Sosa	Vice President of Infrastructure
Peter Vonk	Vice President of Corporate Finance and Investment Banking
Fidel Jaramillo	Vice President of Development Strategies
Hugo Sarmiento	Vice President of Finance
Claudia Martinez	Vice President of Social and Environmental Development
Fernando Dongilio	Chief Legal Counsel
Marcello Zalles	Corporate Comptroller
Employees
      At December 31, 2004, we employed 236 professionals and 72 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Business Coordination, Vice President of Infrastructure, Vice President of Corporate Finance and Investment Banking, Vice President of Development Strategies and Vice President of Social and Environmental Development are appointed by the Executive President, subject to ratification by the Board of Directors.
      Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff are paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars in Venezuela and abroad for our employees. Management considers its relationship with CAF’s employees to be good. There is no employee union and there have been no strikes in the history of CAF.
LITIGATION
      Litigation is currently pending against us and another entity in U.S. District Court for the Southern District of New York in connection with loans made to Concesionaria DHM, S.A. (“DHM”), an Ecuadorian company, for the purposes of financing the rehabilitation and expansion of a toll road in Ecuador. The amount of the loan by us to DHM was $12.6 million, of which $3.2 million was disbursed. DHM defaulted on the loan. DHM is alleging that we breached the loan agreement by failing to make additional disbursements and that, consequently, DHM suffered damages. DHM is seeking judgment against us and the other entity for damages in an amount not less than $75.0 million each. We contest DHM’s claim and have asserted a counterclaim against DHM for amounts owed under the loan agreement. In addition, we and the other co-defendant have added DHM’s parent corporation, ACS Actividades de Construccion y Servicios, S.A. (“ACS”), as a party to the case and have asserted cross claims against ACS for amounts owed to the lenders under a sponsor support agreement. We do not believe the outcome of this claim will have a material adverse effect on our financial condition or results of operations.

THE REGIONAL SHAREHOLDER COUNTRIES
      Certain of the following information has been extracted from publicly available sources. We believe that the information is accurate but we have not independently verified it.
      The Andean region occupied by the regional shareholder countries is bordered by the Atlantic Ocean on the northeast, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 4.7 million square kilometers in Northern and Western South America, approximately 20% of the continent.
Selected Demographic and Economic Data*
      The following table presents selected demographic and economic data for the regional shareholder countries for the years indicated:

	Bolivia	Colombia	Ecuador	Peru	Venezuela

Population (in millions)
2004	9.1	45.6	13.2	28.0	26.2
2003	8.9	44.5	12.7	27.1	25.5
2002	8.7	43.7	12.4	26.7	25.1
2001	8.5	43.0	12.2	26.3	24.6
2000	8.3	42.3	11.9	25.9	24.2
Life expectancy at birth (years) (1)
2002	64	72	71	70	74
2001	63	72	71	69	74
2000	63	71	70	69	73
1999	62	70	69	69	73
GDP (U.S.$ in millions) (2)
2004	8,230	94,800	29,700	66,500	106,840
2003	8,024	77,559	26,913	61,011	84,793
2002	7,801	80,595	24,311	56,517	94,340
2001	7,942	82,410	21,024	53,636	120,481
2000	8,456	83,227	15,934	53,543	118,073
GDP per capita (U.S.$) (2)
2004	904	2,079	2,255	2,375	4,083
2003	902	1,743	2,119	2,251	3,325
2002	897	1,844	1,961	2,117	3,759
2001	934	1,917	1,723	2,039	4,898
2000	1,019	1,968	1,339	2,067	4,879
Gross reserves (excluding gold) (U.S.$ in millions)(3)
2004	1,123	12,500	1,549	12,631	23,462
2003	717	10,921	903	10,201	21,366
2002	854	10,454	1,008	9,685	11,929
2001	1,077	10,192	1,074	8,785	12,247
2000	1,085	9,004	1,180	8,180	15,656

	Bolivia	Colombia	Ecuador	Peru	Venezuela

Consumer price index growth (4)
2004	4.4%	5.9%	2.8%	3.7%	21.9%
2003	3.4%	7.1%	7.9%	2.3%	31.1%
2002	0.9%	6.3%	12.5%	0.2%	22.4%
2001	1.6%	8.0%	37.7%	2.0%	12.4%
2000	4.6%	9.2%	96.1%	3.8%	16.2%
Exports of Goods (f.o.b.) (U.S.$ in millions)
2004	2,160	15,200	7,000	12,000	37,500
2003	1,573	13,395	6,004	8,954	25,750
2002	1,319	12,285	5,192	7,647	26,219
2001	1,285	12,777	4,782	7,007	27,056
2000	1,246	13,620	5,057	6,951	33,035
Imports of Goods (f.o.b.) (U.S.$ in millions)
2004	1,950	15,100	6,600	9,700	15,500
2003	1,613	13,136	6,098	8,244	10,707
2002	1,520	12,153	6,196	7,440	12,280
2001	1,496	12,267	5,179	7,273	17,282
2000	1,610	11,090	3,657	7,407	15,491

*	Sources: Official government sources (including but not limited to the ministries of finance of the regional shareholder countries) and estimates from Business Monitor International.

(1)	This information is extracted from the United Nations Human Development Indicators produced by the Human Development Report office of the United Nations.

(2)	Expressed in current U.S. dollars.

(3)	At December 31.

(4)	Average annual growth rates.

DESCRIPTION OF THE DEBT SECURITIES
      The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.
      The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and JPMorgan Chase Bank, as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.
General
      The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.
      The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.
      Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer
      The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.
      At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.
      Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.
      If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).
Global Debt Securities
      Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)	printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.
Payment and Paying Agent
      Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than $1,000,000 principal amount of the securities, payment is made by wire transfer.
      Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in the City of New York.
      Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge
      As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.
Default; Acceleration of Maturity
      Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)	a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)	a failure to pay any amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)	the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.
      If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.
Additional Payments by CAF
      All amounts payable (whether in respect of principal, interest or otherwise) in respect of the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any of the regional shareholder countries or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as may be necessary in order that the net amounts receivable by the holder of debt securities of any series after the withholding or deduction will equal the respective amounts that would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts will be payable in relation to any payment in respect of any debt security:

(1)	to, or to a third party on behalf of, a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with any of the regional shareholder countries other than the mere holding of the debt security; or

(2)	presented for payment more than 30 days after the “Relevant Date” (as defined in the next paragraph), except to the extent that the relevant holder would have been entitled to the additional amounts on presenting the same for payment on the expiry of the period of 30 days.

      As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices”.
Modification and Amendment
      Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)	reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.
      We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of a series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that we and the fiscal agent may consider necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.
Notices
      All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary therefor and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

Further Issues
      We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities.
Governing Law; Submission to Jurisdiction; Waiver of Immunity
      The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation System in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation System will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.
DESCRIPTION OF THE GUARANTEES
      From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.
      The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.
      We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.
      Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, and will be governed by the laws of the State of New York.
TAXATION
Regional Shareholder Country Taxation
      Under the terms of the treaty establishing CAF, we are exempt from all types of taxes levied by each of the regional shareholder countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.
      Payments of principal and interest in respect of the debt securities to a non-resident of the regional shareholder countries will therefore not be subject to taxation in any of the regional shareholder countries, nor will any withholding for tax of any of the regional shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the regional shareholder countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF”.
United States Taxation
      This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
      If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.
      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.
United States Holders
      This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
      If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.
      Payments of Interest. You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

      Interest paid by us on the debt securities is income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.
      Purchase, Sale and Retirement of the Debt Securities. Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your debt securities. Capital gain of a noncorporate United States holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.
United States Alien Holders
      This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.
      If you are a United States holder, this subsection does not apply to you.
      Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.
      Purchase, Sale, Retirement and Other Disposition of the Debt Securities. If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.
      For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Backup Withholding and Information Reporting
      If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.
      Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.
      If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by us or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.
      Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.
      In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.
PLAN OF DISTRIBUTION
      We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.
      We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.
      Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.
      Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the U.S. Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to indemnification against and contribution toward certain civil liabilities, including liabilities under the U.S. Securities Act of 1933.
      Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so. One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.
      Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business.

VALIDITY OF THE DEBT SECURITIES
      Sullivan & Cromwell LLP, Washington, D.C., will pass upon the validity of the debt securities on our behalf. Wilmer Cutler Pickering Hale and Dorr LLP, Washington, D.C., will pass upon the validity of the debt securities on behalf of the underwriters. Sullivan & Cromwell LLP and Wilmer Cutler Pickering Hale and Dorr LLP, may rely as to certain matters on the opinion of our Chief Legal Counsel.
VALIDITY OF THE GUARANTEES
      The validity of the guarantees will be passed upon on behalf of us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon on behalf of the underwriters by counsel to be named in the applicable prospectus supplement.
INDEPENDENT AUDITORS
      The balance sheets as of December 31, 2004 and 2003 and the related statements of income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004 included in this prospectus, have been audited by KPMG, independent accountants, as stated in their report appearing elsewhere herein.
AUTHORIZED REPRESENTATIVE
      Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.
WHERE YOU CAN FIND MORE
INFORMATION
      This registration statement of which the prospectus forms a part is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:
SEC Public Reference Room
Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
      Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

      The information set forth herein, except the information appearing in the section entitled “The Regional Shareholder Countries”, is stated on the authority of the Executive President of CAF, in his duly authorized capacity as Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ L. Enrique García

L. Enrique García
Executive President

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2
Audited Financial Statements	F-3

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Stockholders of
Corporación Andina de Fomento (CAF):
We have audited the accompanying balance sheets of Corporación Andina de Fomento (CAF) as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with accounting principles generally accepted in the United States of America.
KPMG
January 28, 2005
Caracas, Venezuela

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Balance Sheets
December 31, 2004 and 2003
(In thousands of U.S. dollars)
ASSETS

	Note	2004	2003

Cash and due from banks		2,753	2,452
Deposits with banks	2	369,990	605,237
Securities purchased under resale agreements		—	25,000
Marketable securities
Trading	3	1,017,716	637,859
Held-to-maturity	3	166,362	317,004
Other Investments	2	170,521	95,506
Loans	4	7,104,123	6,597,243
Less allowance for losses	4	181,801	209,766

Loans, net of allowance for losses		6,922,322	6,387,477

Equity investments	5	112,135	115,027
Interest and commissions receivable		151,047	135,201
Property and equipment	6	12,612	10,331
Other assets	7	660,511	486,523

Total assets		9,585,969	8,817,617

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	8	205,346	278,172
Commercial paper	9	712,406	673,210
Advances and short-term borrowings		529,190	465,985
Bonds	10	4,574,718	4,291,999
Borrowings and other obligations	11	574,959	418,517
Accrued interest and commissions payable		95,857	98,177
Accrued expenses and other liabilities	12	100,852	211,401

Total liabilities		6,793,328	6,437,461

Subscribed and paid-in capital (authorized capital US$5,000 million)		1,498,675	1,318,555
Additional paid-in capital		220,072	173,460
Reserves		866,141	752,608
Retained earnings		207,753	135,533

Total stockholders’ equity	13	2,792,641	2,380,156

Total liabilities and stockholders’ equity		9,585,969	8,817,617

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Statements of Income
Years ended December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)

	Note		2004	2003	2002

Interest income
Loans	1	(f)	327,363	279,085	292,907
Investments and deposits with banks	1	(e)	27,992	25,737	28,513
Loan commissions	1	(f)	23,352	22,244	20,542

Total interest income			378,707	327,066	341,962

Interest expense
Deposits			3,359	3,065	6,420
Commercial paper			8,852	5,816	9,823
Advances and short-term borrowings			8,250	7,289	12,028
Bonds			123,919	103,692	97,780
Borrowings and other obligations			11,392	9,894	14,840
Commissions			5,094	7,496	7,693

Total interest expense			160,866	137,252	148,584

Net interest income			217,841	189,814	193,378
Provision (credit) for loan losses	4		(18,555)	25,250	41,500

Net interest income, after provision (credit) for loan losses			236,396	164,564	151,878
Non-interest income
Other commissions			2,548	3,307	10,327
Impairment charge for equity investments	5		(1,694)	(3,133)	(5,062)
Dividends and equity in earnings of investees			8,137	5,094	4,468
Effects of applying FAS 133			(828)	1,011	—
Other income			1,542	1,676	1,054

Total non-interest income			9,705	7,955	10,787

Non-interest expenses
Administrative expenses			38,120	34,783	32,805
Other expenses			228	2,203	2,754

Total non-interest expenses			38,348	36,986	35,559

Net income			207,753	135,533	127,106

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Statements of Stockholders’ Equity
Years ended December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)

					Reserve
		Subscribed	Additional		pursuant to			Total
		and paid-in	paid-in	General	Article No. 42	Total	Retained	stockholders’
	Note	capital	capital	reserve	of by-laws	reserves	earnings	equity

Balances at December 31, 2001		1,073,330	89,158	385,845	168,820	554,665	108,437	1,825,590
Capital increase	13	57,575	62,637	—	—	—	—	120,212
Stock dividends	13	39,665	(39,665)	—	—	—	—	—
Treasury stock	13	(50)	(36)	—	—	—	—	(86)
Net income		—	—	—	—	—	127,106	127,106
Appropriated for general reserve	13	—	—	78,437	—	78,437	(78,437)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	13	—	—	—	10,900	10,900	(10,900)	—
Allocations to stockholders’ funds	14	—	—	—	—	—	(19,100)	(19,100)

Balances at December 31, 2002		1,170,520	112,094	464,282	179,720	644,002	127,106	2,053,722
Capital increase	13	99,260	110,032	—	—	—	—	209,292
Stock dividends	13	48,725	(48,725)	—	—	—	—	—
Treasury stock	13	50	59	—	—	—	—	109
Net income		—	—	—	—	—	135,533	135,533
Appropriated for general reserve	13	—	—	95,806	—	95,806	(95,806)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	13	—	—	—	12,800	12,800	(12,800)	—
Allocations to stockholders’ funds	14	—	—	—	—	—	(18,500)	(18,500)

Balances at December 31, 2003		1,318,555	173,460	560,088	192,520	752,608	135,533	2,380,156
Capital increase	13	106,915	119,817	—	—	—	—	226,732
Stock dividends	13	73,205	(73,205)	—	—	—	—	—
Net income	13	—	—	—	—	—	207,753	207,753
Appropriated for general reserve	13	—	—	99,979	—	99,979	(99,979)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	13	—	—	—	13,554	13,554	(13,554)	—
Allocations to stockholders’ funds	14	—	—	—	—	—	(22,000)	(22,000)

Balances at December 31, 2004		1,498,675	220,072	660,067	206,074	866,141	207,753	2,792,641

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)

	Note	2004	2003	2002

Cash flows from operating activities
Net income		207,753	135,533	127,106

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision (credit) for loan losses	4	(18,555)	25,250	41,500
Impairment charge for equity investments	5	1,694	3,133	5,062
Equity in earnings of investees		(6,138)	(3,388)	(1,861)
Amortization of deferred charges		2,764	2,330	1,889
Depreciation of property and equipment	6	2,735	2,360	2,124
Provision for employees’ severance indemnities and benefits		3,775	3,877	3,801
Provisions for employees’ savings plan		1,464	1,415	1,664
Net changes in operating assets and liabilities
Securities purchased under resale agreements		25,000	—	(25,000)
Net loss (gain) on sale of trading securities	3	2,019	(205)	1,413
Severance indemnities paid or advanced		3,791	3,319	(453)
Employees’ savings plan paid or advanced		(559)	277	(485)
Trading securities	3	(381,876)	(97,172)	(169,188)
Interest and commissions receivable		(15,846)	7,971	(9,991)
Other assets		20,449	(11,297)	(5,828)
Accrued interest and commissions payable		(2,320)	(7,960)	9,573
Accrued expenses and other liabilities		(11,332)	472	3,812

Total adjustments and net changes in operating assets and liabilities		(372,935)	(69,618)	(141,968)

Net cash provided by (used in) operating activities		(165,182)	65,915	(14,862)

Cash flows from investing activities
Purchases of held-to-maturity securities	3	(471,688)	(771,934)	(663,172)
Maturities of held-to-maturity securities		622,330	584,525	771,583
Other investments	2	(75,015)	(95,506)	—
Loan origination and principal collections, net	4	(521,984)	(542,472)	(629,547)
Equity investments	5	7,336	2,456	(277)
Purchases of property and equipment	6	(5,016)	(2,780)	(2,304)

Net cash used in investing activities		(444,037)	(825,711)	(523,717)

Carried forward		(609,219)	(759,796)	(538,579)

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Statements of Cash Flows, Continued
Years ended December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)

	Note	2004	2003	2002

Brought forward		(609,219)	(759,796)	(538,579)

Cash flows from financing activities
Net (decrease) increase in deposits		(72,826)	49,747	(299,845)
Net change in securities sold under repurchase agreements		—	—	(33,958)
Net increase in commercial paper		35,790	172,189	9,350
Net (decrease) increase in advances and short-term borrowings		36,976	(80,447)	(123,847)
Proceeds from issuance of bonds	10	657,500	912,460	1,354,435
Repayment of bonds	10	(644,534)	(528,997)	(326,141)
Proceeds from borrowings and other obligations	11	244,166	69,924	102,146
Repayment of borrowings and other obligations	11	(87,531)	(122,171)	(150,417)
Allocations to stockholders’ funds	14	(22,000)	(18,500)	(19,100)
Proceeds from issuance of shares	13	226,732	209,401	120,126

Net cash provided by financing activities		374,273	663,606	632,749

Net (decrease) increase in cash and cash equivalents		(234,946)	(96,190)	94,170
Cash and cash equivalents at beginning of year		607,689	703,879	609,709

Cash and cash equivalents at end of year		372,743	607,689	703,879

Consisting of:
Cash and due from banks		2,753	2,452	1,740
Deposits with banks		369,990	605,237	702,139

		372,743	607,689	703,879

Supplemental disclosure:
Interest paid during the year		157,993	138,575	150,525

See accompanying notes to the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
(1) Significant Accounting Policies
     (a) Description of Business
      Corporación Andina de Fomento (“CAF” or the “Corporation”) commenced operations on June 8, 1970 and is a corporation under public international law which abides by the provisions of its by-laws. Shareholder countries are: Bolivia, Colombia, Ecuador, Peru and Venezuela, members of the Andean Community, together with Argentina, Brazil, Chile, Costa Rica, Jamaica, Mexico, Paraguay, Panama, Spain, Trinidad and Tobago and Uruguay, in addition to 16 banks of the region. The Corporation has its headquarters in Caracas, Venezuela.
      The Corporation’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in its member countries.
     (b) Financial Statements Presentation
      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the functional currency is the U.S. dollar.
      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Certain amounts in the prior years have been reclassified to conform to the current year’s presentation.
     (c) Foreign Currency Transactions
      Transactions in currencies other than U.S. dollars are translated at exchange rates prevailing on the international market at the dates of the transactions. Foreign currency balances are translated at year-end exchange rates. Any gains or losses on foreign exchange including related hedge effects are included in the statement of income, and are not significant.
     (d) Cash Equivalents
      Cash equivalents are defined as cash, due from banks and deposits with banks.
     (e) Marketable Securities
      Marketable securities at December 31, 2004 and 2003 consist of U.S. Treasury and debt securities. The Corporation classifies its debt securities in one of two categories: trading or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Corporation has the ability and intent to hold until maturity.
      Trading securities are recorded at fair value. Unrealized gains and losses on trading securities are included in earnings.
      Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount. The impairment is charged to income and a new cost basis for the security is established. Premiums and discounts are amortized or

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.
      Dividend and interest income are recognized when received and earned, respectively.
     (f) Loans
      The Corporation grants short, medium and long-term loans to finance projects, working capital, trade activities and undertake feasibility studies for investment opportunities in its member countries. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, less the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method and are presented as loan commissions in the statement of income.
      The accrual of interest on loans is discontinued at the time a private sector loan is 90 days (180 days for public sector loans) delinquent unless the credit is well-secured and in process of collection.
      All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
      The nonaccrual loans are considered impaired. Factors considered by management in determining impairment include payments status, collateral value, and the probability of collecting scheduled principal and interest payments when due.
     (g) Equity Investments
      CAF participates with equity investments in companies and investment funds in strategic sectors, with a view to promoting the development of such companies in shareholder countries and their participation in the securities markets and to serve as a catalytic agent in attracting resources into the region.
      Equity investments are accounted for using the equity method or at cost. If the Corporation has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist at a 20% of equity ownership level, the equity investments are accounted for using the equity method. Under the equity method, the carrying value of the equity investment is adjusted for its proportionate share of earnings or losses, dividends received and certain other transactions of the investee company.
      A decline in the market value of any equity investment accounted for at cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to income and a new cost basis for the investment is established.
     (h) Allowance for Losses
      The allowance for loan losses is maintained at a level the Corporation believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by the Corporation based on the individual risk rating for the long-term foreign currency debt of the borrower countries which is assigned by the international risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. In the case of sovereign loan portfolio a factor of preferred creditor status is also considered.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
      A specific allowance is established by the Corporation for those loans that are considered impaired. A loan is considered as impaired when based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the loans effective interest rate.
      Loan losses are charged against the allowance when the management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
     (i) Property and Equipment
      Property and equipment are stated at cost less accumulated depreciation. Depreciation, calculated on the straight-line method, is charged to operations over the estimated useful lives of assets.
     (j) Employees’ Severance Indemnities
      The Corporation accrues for employees’ severance indemnities in accordance with the Corporation’s personnel regulations and the Partial Reform of the Organic Labor Law of the Republic of Venezuela, which establish that employees are entitled to an indemnity upon the termination of employment, equivalent to five days remuneration for each month of service, plus two days for each year of service up to a maximum of 30 days, commencing from the second year. Under certain circumstances the reformed law also provides for the payment for unjustified dismissal. The accrual is presented net of advances and interest is paid annually on the outstanding balance.
     (k) Derivative Instruments and Hedging Activities
      All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Corporation designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge). The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Corporation discontinues hedge accounting prospectively.
      Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until income is affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either income or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
      The Corporation discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
      When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Corporation continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Corporation continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Corporation continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in income. In all other situations in which hedge accounting is discontinued, the Corporation continues to carry the derivative at its fair value on the balance sheet and recognizes any changes in its fair value in income.
(2) Deposits with Banks and Other Investments
      Deposits with banks mature in three months or less and include the following:

	December 31,

	2004	2003

U.S. dollars	363,564	593,394
Other currencies	6,426	11,843

	369,990	605,237

      Deposits with maturities of over 90 days and less than 180 days are reported on the balance sheet as other investments.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
(3) Marketable Securities
     Trading Securities
      A summary of trading securities follows:

		Average
		maturity	Average
	Amount	(years)	yield%

At December 31, 2004 —
U. S. Treasury Notes	48,837	0.69	2.14
Bonds of non-U.S. governments and government entities	269,021	1.86	1.66
Financial institutions and corporate securities	699,858	1.80	2.47

	1,017,716	1.76	2.24

At December 31, 2003 —
U. S. Treasury Notes	53,114	0.45	1.38
Bonds of non-U.S. governments and government entities	345,066	1.45	1.68
Financial institutions and corporate securities	239,679	1.60	1.82

	637,859	1.42	1.71

      Trading securities include net unrealized gains of US$391 and US$236 at December 31, 2004 and 2003, respectively.
     Held-to-Maturity Securities
      A summary of held-to-maturity securities follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	losses	Fair value

At December 31, 2004 —
U. S. Treasury Notes	5,008	—	(75)	4,933
Bonds of non-U.S. governments and government entities	109,852	50	(100)	109,802
Financial institutions and corporate securities	51,502	—	(4)	51,498

	166,362	50	(179)	166,233

At December 31, 2003 —
Bonds of non-U.S. governments and government entities	90,040	271	(1,330)	88,981
Financial institutions and corporate securities	226,964	343	(46)	227,261

	317,004	614	(1,376)	316,242

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
      Held-to-maturity securities mature as follows:

	December 31,

	2004	2003

Remaining Maturities —
Less than one year	96,712	258,099
Between one and two years	53,000	24,266
Between two and three years	10,000	27,989
Between three and four years	6,650	—
Between four and five years	—	6,650

	166,362	317,004

(4) Loans
      Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loan contracts have been subscribed with the members of the Andean Community or with private institutions or companies of these countries.
      Loans by country are summarized as follows:
          At December 31, 2004 —

	Bolivia	Colombia	Ecuador	Peru	Venezuela	Other	Total

Loans	929,211	1,701,891	1,224,217	1,649,817	1,197,048	403,616	7,105,800

Fair value —
Adjustments on hedging activities							(1,677)

Carrying value of loans							7,104,123

          At December 31, 2003 —

Loans	854,068	1,540,295	1,206,404	1,384,733	1,144,718	463,008	6,593,226

Fair value —
Adjustments on hedging activities							4,017

Carrying value of loans							6,597,243

      Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of transactions in designated fair value hedging relationships.
      At December 31, 2004 and 2003, loans in other currencies were granted for an equivalent of US$253 and US$733, respectively, principally in euro and yen. At December 31, 2004 and 2003, loans include fixed interest rate loans of US$226,455 and US$258,755, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
      The loan portfolio composition and average yield of loans disbursed and outstanding are summarized below:

	December 31,

	2004		2003

		Average		Average
	Amount	yield (%)	Amount	yield (%)

Loans	7,105,800	5.58	6,593,226	4.46

      Loans by industry segments are as follows:

	December 31,

	2004	%	2003	%

Agriculture, hunting and forestry	264,402	4	281,334	4
Exploitation of mines and quarries	13,493	1	33,886	1
Manufacturing industry	162,571	2	189,305	3
Supply of electricity, gas and water	820,044	12	1,016,861	15
Transport, warehousing and communications	2,770,014	38	2,397,971	36
Commercial banks	373,934	5	463,826	7
Development banks	344,194	5	445,296	7
Social and other infrastructure programs	2,313,430	32	1,301,136	20
Other activities	43,718	1	463,611	7

	7,105,800	100	6,593,226	100

      Loans mature as follows:

	December 31,

Remaining maturities —	2004	2003

Less than one year	1,220,458	1,184,353
Between one and two years	1,075,125	1,099,119
Between two and three years	945,027	1,000,321
Between three and four years	830,100	774,306
Between four and five years	653,946	636,640
Over five years	2,381,144	1,898,487

	7,105,800	6,593,226

      At December 31, 2004 and 2003, all loans were performing except for certain loans which were classified as impaired and were in nonaccrual status. At December 31, 2004 and 2003, the carrying value of impaired loans was approximately US$19,958 and US$10,921, respectively. The average recorded investment in impaired loans during the years ended December 31, 2004, 2003 and 2002 was approximately US$14,598, US$22,027 and US$38,902, respectively.
      Had these loans not been in impairment status, income for the years ended December 31, 2004, 2003 and 2002, would have increased by US$901, US$1,793 and US$3,057, respectively. During the years ended December 31, 2003 and 2002, there were interest collections against impaired loans amounting to US$534 and US$353, respectively.
     (a) Loan Participations and A/ B Loans
      The Corporation administers loan participations provided to clients, and assumes the credit risk only for that portion of the loan corresponding to the Corporation. During 2004 and 2002, the Corporation

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
administered loans of this nature whereby other financial institutions provided funds amounting to US$112,500 and US$120,000, respectively.
      Also, during 2002, the Corporation received funds from commercial banks amounting to US$12,151, for loans which were sold by the Corporation to the banks without recourse. These participations are administrated by the Corporation on behalf of the participants.
     (b) Allowance for Losses
      Movements of the allowance for losses follow:

	December 31,

	2004	2003	2002

Balances at beginning of year	209,766	196,344	176,965
Provision charged (credited) to results of operations	(18,555)	25,250	41,500
Recoveries	3,522	6,970	728
Loans charged off	(12,932)	(18,798)	(22,849)

Balances at end of year	181,801	209,766	196,344

      The allowance for credit losses was reduced by approximately US$40,855 at 2004 year-end in accordance with the methodology described in note 1(h).
(5) Equity Investments
      A summary of equity investments follows:

	December 31,

	2004	2003

Direct investments in companies (including investments accounted for using the equity method of US$5,357 and US$5,490, at December 31, 2004 and 2003, respectively)	11,277	12,413
Investment funds (including investments accounted for using the equity method of US$69,543 and US$69,406, at December 31, 2004 and 2003, respectively)	100,858	102,614

	112,135	115,027

      The Corporation recorded an impairment charge of US$1,694, US$3,133 and US$5,062 for the years ended December 31, 2004, 2003 and 2002, respectively, related to equity investments accounted for at cost.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
(6) Property and Equipment
      A summary of property and equipment follows:

	December 31,

	2004	2003

Buildings and improvements	29,699	26,100
Furniture and equipment	5,393	5,587
Vehicles	363	318

	35,455	32,005
Less accumulated depreciation	22,843	21,674

	12,612	10,331

      Depreciation is provided for property and equipment on the straight-line method over the estimated useful lives of the respective classes of assets, as follows:

Buildings and improvements	15 years
Furniture and equipment	2 to 5 years
Vehicles	5 years
(7) Other Assets
      A summary of other assets follows:

	December 31,

	2004	2003

Deferred charges	25,681	38,504
Derivative assets (see note 16)	626,081	429,710
Other assets	8,749	18,309

	660,511	486,523

(8) Deposits
      The Corporation’s deposits of US$205,346 at December 31, 2004 mature in 2005 (US$278,172 at December 31, 2003 — mature in 2004).
(9) Commercial Paper
      The Corporation’s commercial paper of US$712,406 at December 31, 2004 matures in 2005 (US$673,210 at December 31, 2003 — matures in 2004). At December 31, 2004 and 2003, the interest rates on commercial paper ranged from 2.14% to 2.46% and from 1.15% to 2.18%, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
(10) Bonds
      An analysis of bonds follows:

	December 31,

	2004			2003

	Principal outstanding		Weighted	Principal outstanding		Weighted
			average			average
	At original	At spot	cost, after	At original	At spot	cost, after
	exchange	exchange	swaps	exchange	exchange	swaps
	rate	rate	(%)	rate	rate	(%)

U.S. dollars	2,602,640	2,602,640	3.59	2,451,573	2,451,573	2.69
Yen	201,613	240,755	2.85	201,613	233,754	2.04
Colombian Pesos	100,000	113,425	2.84	—	—	—
Pounds Sterling	272,055	336,054	5.24	272,598	310,730	3.87
Euros	810,917	1,115,692	3.61	1,048,475	1,337,400	2.52

	3,987,225	4,408,566		3,974,259	4,333,457

Fair value adjustments on hedging activities		166,152			(41,458)

Carrying value of bonds		4,574,718			4,291,999

      Fair value adjustments to the carrying value of bonds represent adjustments to the carrying value of transactions in designated fair value hedging relationships.
      A summary of the bonds issued, by remaining maturities, follows:

	December 31,

	2004	2003

Remaining maturities —
Less than one year	723,674	640,020
Between one and two years	294,484	724,488
Between two and three years	499,329	296,611
Between three and four years	—	121,725
Between four and five years	584,870	—
Over five years	1,884,868	2,191,415

	3,987,225	3,974,259

      At December 31, 2004 and 2003, fixed interest rate bonds amounted to US$3,090,175 and US$3,579,175, respectively, of which US$1,106,286 and US$1,424,285, respectively, are denominated in yen, pounds sterling, colombian pesos and euros in 2004 and in yen, pounds sterling, and euros in 2003.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
(11) Borrowings and Other Obligations
      An analysis of borrowings and other obligations and their weighted average cost, follows:

	December 31,

	2004			2003

	Principal outstanding		Weighted	Principal outstanding		Weighted
			average			average
	At original	At spot	cost, after	At original	At spot	cost, after
	exchange	exchange	swaps	exchange	exchange	swaps
	rate	rate	(%)	rate	rate	(%)

U.S. dollars	530,835	530,835	2.86	363,195	363,195	1.9
Deutschmark (at spot rate)	—	—	—	1,637	1,637	5.5
Yen	27,455	33,706	2.99	35,299	42,076	2.34
Euros (at spot rate)	7,613	7,613	6.4	9,193	9,193	6.89
Other currencies (at spot rate)	1,962	1,962	—	1,906	1,906	—

	567,865	574,116		411,230	418,007

Fair value adjustments on hedging activities		843			510

Carrying value of borrowings and other obligations		574,959			418,517

      Fair value adjustments to the carrying value of borrowings and other obligations represent adjustments to the carrying value of transactions in designated fair value hedging relationships.
      At December 31, 2004 and 2003, there are fixed interest-bearing borrowings and other obligations amounting to US$27,836 and US$33,739, respectively.
      Borrowings and other obligations, by remaining maturities, are summarized below:

	December 31,

	2004	2003

Remaining maturities —
Less than one year	99,028	82,276
Between one and two years	79,266	83,213
Between two and three years	98,040	48,027
Between three and four years	50,210	46,300
Between four and five years	89,386	34,498
Over five years	151,935	116,916

	567,865	411,230

      Some borrowing agreements contain covenants conditioning the use of the funds for specific purposes or projects.
      At December 31, 2004 and 2003 there were unused term credit facilities amounting to US$80,000 and US$63,300, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
(12) Accrued Expenses and Other Liabilities
      A summary of accrued expenses and other liabilities follows:

	December 31,

	2004	2003

Employees’ severance indemnities, benefits and savings plan	32,182	31,292
Derivative liabilities (see note 16)	—	107,688
Deferred income (including US$55,159 in 2004 and US$51,633 in 2003 of loan commissions, net of certain direct origination costs)	64,857	67,872
Other liabilities	3,813	4,549

	100,852	211,401

(13) Stockholders’ Equity
     (a) Authorized Capital
      The authorized capital of the Corporation at December 31, 2004 and 2003, amounts to US$5,000,000, distributed among Series “A”, “B” and “C” shares.
     (b) Subscribed Callable Capital
      The payment of subscribed callable capital will be as required, with prior approval of the Board of Directors, in order to meet financial obligations of the Corporation, when internal resources are inadequate.
     (c) Shares
      The Corporation’s shares are classified as follows:

Series “A” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of the five Andean Community member countries: Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares grant the right of representation on the Corporation’s board of one principal director and one alternate director per share. Series “A” shares have a par value of US$1,200.

Series “B” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities and commercial banks of the five Andean Community member countries. These shares grant the right of representation on the Corporation’s board of one principal director and one alternate director. Also, the commercial banks are entitled to one principal director and one alternate director on the board. Series “B” shares have a par value of US$5.

Series “C” shares: Subscribed by legal entities or individuals outside of the region. These shares provide for representation on the board of directors of the Corporation of two principal directors and their respective alternates, who are elected by the holders of these shares. Series “C” shares have a par value of US$5.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
      A summary of the movement in subscribed and paid-in capital for the years ended December 31, 2004, 2003 and 2002, follows:

	Number of Shares			Amounts

	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

At December 31, 2001	5	203,751	9,715	6,000	1,018,755	48,575	1,073,330
Dividends in shares	—	7,582	351	—	37,910	1,755	39,665
Issued for cash	—	8,670	2,845	—	43,350	14,225	57,575
Treasury stock	—	(10)	—	—	(50)	—	(50)

At December 31, 2002	5	219,993	12,911	6,000	1,099,965	64,555	1,170,520
Dividends in shares	—	9,212	533	—	46,060	2,665	48,725
Issued for cash	—	12,290	7,562	—	61,450	37,810	99,260
Treasury stock	—	10	—	—	50	—	50

At December 31, 2003	5	241,505	21,006	6,000	1,207,525	105,030	1,318,555
Dividends in shares	—	13,478	1,163	—	67,390	5,815	73,205
Issued for cash	—	14,739	6,644	—	73,695	33,220	106,915

At December 31, 2004	5	269,722	28,813	6,000	1,348,610	144,065	1,498,675

      Subscribed and paid-in capital is held as follows at December 31, 2004:

	Number of Shares			Amounts

	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	20,815	—	1,200	104,075	—	105,275
Colombia	1	74,590	—	1,200	372,950	—	374,150
Ecuador	1	21,553	—	1,200	107,765	—	108,965
Peru	1	76,263	—	1,200	381,315	—	382,515
Venezuela	1	76,264	—	1,200	381,320	—	382,520
Brazil	—	—	8,496	—	—	42,480	42,480
Chile	—	—	278	—	—	1,390	1,390
Costa Rica	—	—	2,082	—	—	10,410	10,410
Spain	—	—	9,875	—	—	49,375	49,375
Jamaica	—	—	92	—	—	460	460
Mexico	—	—	2,983	—	—	14,915	14,915
Paraguay	—	—	1,156	—	—	5,780	5,780
Panama	—	—	1,179	—	—	5,895	5,895
Trinidad & Tobago	—	—	133	—	—	665	665
Uruguay	—	—	909	—	—	4,545	4,545
Argentina	—	—	1,630	—	—	8,150	8,150
Commercial banks	—	237	—	—	1,185	—	1,185

	5	269,722	28,813	6,000	1,348,610	144,065	1,498,675

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
     At December 31, 2004, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital

	Series “B”		Series “C”		Series “B”		Series “C”

	Number of		Number of		Number of		Number of
Stockholder	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Bolivia	3,169	15,845	—	—	14,400	72,000	—	—
Colombia	10,222	51,110	—	—	50,400	252,000	—	—
Ecuador	2,451	12,255	—	—	14,400	72,000	—	—
Peru	8,620	43,100	—	—	50,400	252,000	—	—
Venezuela	8,619	43,095	—	—	50,400	252,000	—	—
Chile	—	—	—	—	—	—	800	4,000
Spain	—	—	—	—	—	—	40,000	200,000
Brazil	—	—	2,302	11,510	—	—	—	—
Jamaica	—	—	27	135	—	—	—	—
Uruguay	—	—	2,745	13,725	—	—	—	—
Argentina	—	—	794	3,970	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000

	33,081	165,405	5,868	29,340	180,000	900,000	42,400	212,000

      Subscribed and paid-in capital is held as follows at December 31, 2003:

	Number of Shares			Amounts

Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	18,896	—	1,200	94,480	—	95,680
Colombia	1	66,769	—	1,200	333,845	—	335,045
Ecuador	1	19,255	—	1,200	96,275	—	97,475
Peru	1	68,180	—	1,200	340,900	—	342,100
Venezuela	1	68,180	—	1,200	340,900	—	342,100
Brazil	—	—	5,869	—	—	29,345	29,345
Chile	—	—	264	—	—	1,320	1,320
Costa Rica	—	—	1,973	—	—	9,865	9,865
Spain	—	—	6,348	—	—	31,740	31,740
Jamaica	—	—	88	—	—	440	440
Mexico	—	—	2,826	—	—	14,130	14,130
Paraguay	—	—	1,096	—	—	5,480	5,480
Panama	—	—	1,117	—	—	5,585	5,585
Trinidad & Tobago	—	—	126	—	—	630	630
Uruguay	—	—	506	—	—	2,530	2,530
Argentina	—	—	793	—	—	3,965	3,965
Commercial banks	—	225	—	—	1,125	—	1,125

	5	241,505	21,006	6,000	1,207,525	105,030	1,318,555

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
      At December 31, 2003, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital

	Series “B”		Series “C”		Series “B”		Series “C”

	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	4,026	20,130	—	—	14,400	72,000	—	—
Colombia	14,321	71,605	—	—	50,400	252,000	—	—
Ecuador	3,667	18,335	—	—	14,400	72,000	—	—
Peru	12,903	64,515	—	—	50,400	252,000	—	—
Venezuela	12,903	64,515	—	—	50,400	252,000	—	—
Chile	—	—	—	—	—	—	800	4,000
Spain	—	—	3,175	15,875	—	—	40,000	200,000
Jamaica	—	—	27	135	—	—	—	—
Uruguay	—	—	1,358	6,790	—	—	—	—
Argentina	—	—	1,587	7,935	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000

	47,820	239,100	6,147	30,735	180,000	900,000	42,400	212,000

     (d) General Reserve
      The general reserve was set-up to cover possible contingencies. The stockholders decided to increase the reserve by US$99,979, US$95,806 and US$78,437 during the years ended December 31, 2004, 2003 and 2002, respectively, by appropriations from net income for the years ended December 31, 2003, 2002 and 2001, respectively.
     (e) Reserve Pursuant to Article No. 42 of the By-laws
      The Corporation’s by-laws establish that at least 10% of annual net income is to be allocated to a reserve fund until that fund amounts to 50% of the subscribed capital. Additional allocations may be approved by the stockholders. At the stockholders meetings in March 2004, 2003 and 2002, it was authorized to increase the reserve by US$13,554, US$12,800 and US$10,900, from net income for the years ended December 31, 2003, 2002 and 2001, respectively.
(14) Allocations to Stockholders’ Funds
      The Corporation’s board allocate a portion of retained earnings to special funds, created to promote technical cooperation, sustainable human development in the region and management of poverty relief funds.
      In March 2004, 2003 and 2002, the stockholders agreed to allocate US$22,000, US$18,500 and US$19,100, respectively, from retained earnings at December 31, 2003, 2002 and 2001, respectively, to the stockholders’ funds.
(15) Tax Exemptions
      The Corporation is exempt from all taxes on income, properties and other assets. It is also exempt from liability related to the payment, withholding or collection of any tax or other levy.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
(16) Derivative Instruments and Hedging Activities
      The Corporation seeks to match the maturities of its liabilities to the maturities of its loan portfolio. The Corporation utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. The Corporation does not hold or issue derivative financial instruments for trading or speculative purposes.
      By using derivative financial instruments to hedge exposures to changes in interest rate and foreign exchange rates, the Corporation exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Corporation, which creates credit risk for the Corporation. When the fair value of a derivative contract is negative, the Corporation owes the counterparty and, therefore, it does not possess credit risk. The Corporation minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.
      The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings subject to fixed interest rates and denominated in foreign currency into floating interest rate instruments denominated in U.S. dollars. The Corporation enters into derivative instruments with market risk characteristics that are expected to change in a manner that will offset the economic change in value of specifically identified loans, bonds or borrowings and other obligations. Derivative contracts held by the Corporation consist of interest rate and cross-currency swaps and are designated as fair value hedges of specifically identified loans, bonds or borrowings and other obligations with fixed interest rates or non U.S. currency exposure.
      The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at December 31, 2004 and 2003:

	Notional amount		Fair value

	Interest rate	Cross-	Derivative	Derivative
	swap	currency swap	assets	liabilities

At December 31, 2004 —
Loans	45,000	—	1,677	—
Bonds	2,048,890	—	71,318	—
Bonds	—	1,384,987	516,021	—
Borrowings and other obligations	—	27,455	6,788	—
Commercial paper	—	119,921	3,919	—
Advances and short-term borrowings	—	262,961	26,358	—

	2,093,890	1,795,324	626,081	—

	Notional amount		Fair value

	Interest rate	Cross-	Derivative	Derivative
	swap	currency swap	assets	liabilities

At December 31, 2003 —
Loans	60,000	—	—	4,017
Bonds	2,019,890	—	—	103,671
Bonds	—	1,522,887	422,705	—
Borrowings and other obligations	—	35,299	7,005	—

	2,079,890	1,558,186	429,710	107,688

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
      For the years ended December 31, 2004, 2003 and 2002 all of the Corporation’s derivatives which have been designated in hedging relationships were considered fair value hedges. The change in fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged is included in the statements of income.
(17) Fair Value
      The following table presents the carrying amounts and estimated fair values of the Corporation’s financial instruments at December 31, 2004 and 2003. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties:

	December 31,

	2004		2003

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets:
Cash and due from banks	2,753	2,753	2,452	2,452
Deposits with banks	369,990	369,990	605,237	605,237
Securities purchased under resale agreements	—		25,000	25,000
Trading securities	1,017,716	1,017,716	637,859	637,859
Held-to-maturity securities	166,362	166,233	317,004	316,242
Other investments	170,521	170,521	95,506	95,506
Loans, net of allowance for losses	6,922,322	6,937,688	6,387,477	6,408,739
Equity investments	112,135	112,135	115,027	115,027
Interest and commissions receivable	150,906	150,906	135,201	135,201
Derivative contracts (included in other assets)	626,081	626,081	429,710	429,710

Financial liabilities:
Deposits	205,346	205,346	278,172	278,172
Commercial paper	712,406	712,406	673,210	673,210
Advances and short-term borrowings	529,190	529,190	465,985	465,985
Bonds	4,574,718	4,578,908	4,291,999	4,442,768
Borrowings and other obligations	574,959	575,263	418,517	420,316
Derivative contracts (included in accrued expenses and other liabilities)	—	—	107,688	107,688
Accrued interest and commissions payable	95,857	95,857	98,177	98,177

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
      Cash and due from banks, deposits with banks, securities purchased under resale agreements, other assets, deposits, commercial paper, advances and short-term borrowings, accrued interest and commissions, accrued expenses: The carrying amounts approximate fair value because of the short maturity of these instruments.
      Marketable securities: The fair values of held-to-maturity securities are based on quoted market prices at the reporting date for those or similar securities. Trading securities are carried at fair value based on quoted market prices.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
      Loans: The Corporation is one of the few institutions that offer loans for development in the stockholder countries. A secondary market does not exist for the type of loans granted by the Corporation. As rates on variable rate loans and loan commitments are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined using the current variable interest rate for similar loans.
      Equity investments: The fair value of equity investments is determined based on a financial analysis of the investees.
      Derivative assets and liabilities: Current market prices obtained from third party banks were used to estimate fair values of interest rate and foreign currency swap agreements.
      Bonds, borrowings and other obligations: The fair value of bonds, borrowings and other obligations is determined using either broker quotes or current rates offered to the Corporation for similar debt of the same remaining maturities.
(18) Commitments and Contingencies
      Commitments and contingencies include the following:

	December 31,

	2004	2003

Credit agreements subscribed	1,569,763	1,425,390
Lines of credit for foreign trade	507,051	570,270
Letters of credit for foreign trade	20,830	10,513
Guarantees	267,935	227,721

      These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.
      In the ordinary course of business the Corporation has entered into commitments to extend credit. Such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.
      The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, part of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.
      In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.
      Guarantees mature as follows:

	December 31,

	2004	2003

Less than one year	100,000	—
Between one and two years	2,850	100,000
Between two and three years	83,333	2,850
Between three and four years	—	83,333
Between four and five years	—	—
Over five years	81,752	41,538

	267,935	227,721

CORPORACIÓN ANDINA DE FOMENTO (CAF)
Notes to Financial Statements
December 31, 2004, 2003 and 2002
(In thousands of U.S. dollars)
      The carrying value of the guarantees at December 31, 2004 and 2003 was nil.
      Litigation is currently pending against CAF and another entity in U.S. District Court for the Southern District of New York in connection with loans made to an Ecuadorian Company, (the “Ecuadorian Company”). The amount of the loan by CAF to the Ecuadorian Company was US$12,600 of which US$3,200 was disbursed. The Ecuadorian Company defaulted on the loan. The Ecuadorian Company is alleging that CAF breached the loan agreement by failing to make additional disbursements and that, consequently, the Ecuadorian Company suffered damages. The Ecuadorian Company is seeking judgment against CAF and the other entity for damages in an amount not less than US$75,000 each. CAF contests the Ecuadorian Company’s claim and has asserted a counterclaim against the Ecuadorian Company for amounts owed under the loan agreement. In addition, CAF and the other co-defendant have added the Ecuadorian Company’s parent corporation, (the “Parent Corporation”), as a party to the case and have asserted cross claims against the Parent Corporation for amounts owed to the lenders under a sponsor support agreement. CAF does not believe the outcome of this claim will have a material adverse effect on its financial condition or results of operations.

CORPORACIÓN ANDINA DE FOMENTO (CAF)
SUPPLEMENTARY INFORMATION
BONDS

		Date of				Principal Amount
	Interest	Agreement of	Year of Final			Outstanding at
Title	Rate	Issue	Maturity	Currency		31 December 2004

Regional Bonds	Floating	Various	Various	US$		206.7
7.25% Yankee Bonds	Fixed	1997	2007	US		150.0
7.79% Yankee Bonds	Fixed	1997	2017	US		50.0
6.75% Yankee Bonds	Fixed	1998	2005	US		150.0
Euro Floating Rate Note	Floating	1999	2005	EUR	(1)	20.0
8 7/8% Yankee Bonds	Fixed	2000	2005	US		225.0
6.50% Euro Bonds	Fixed	2000	2005	EUR	(1)	200.0
7 3/8% Yankee Global Bonds	Fixed	2001	2011	US		300.0
1.17% Samurai Bonds	Fixed	2001	2006	JPY	(2)	25,000.0
6 7/8% Yankee Bonds	Fixed	2002	2012	US		350.0
6 3/8% Euro Bonds	Fixed	2002	2009	EUR	(1)	350.0
7 5/8% Euro GBP Bond	Fixed	2002	2010	GBP	(3)	175.0
7 7/8% Yankee Bonds	Fixed	2002	2022	US		85.0
6 7/8% Yankee Bonds	Fixed	2003	2012	US		200.0
Euro Dollar Bonds	Floating	2003	2006	US		75.0
6 3/8% Euro Bonds	Fixed	2003	2009	EUR		100.0
5 1/5% Yankee Bonds	Fixed	2003	2013	US		500.0
Euro Bonds	Floating	2003	2006	EUR		20.0
Dollar Floating Rate Note	Floating	2004	2007	US		200.0
Extendible Notes	Floating	2004	2009	US		150.0
Euro Floating Rate Note	Floating	2004	2007	EUR		150.0
5.8175% Euro Bonds	Fixed	2004	2014	US		29.0
Colombian Peso Bond	Floating	2004	2010	COP	(4)	272,200.0

(1)	Euro.

(2)	Yen.

(3)	Sterling Pounds.

(4)	Colombian Pesos.
LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,
COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

		Date of			Principal Amount
	Interest	Agreement of	Year of Final		Outstanding at
Title	Rate	Issue	Maturity	Currency	31 December 2004

Medium and Long-term Loans	Various	Various	Various	Various	271.1	(1)
Advances and Short-term Loans	Floating	Various	Various	US	529.2
Deposits	Floating	Various	Various	US	205.3
Commercial Paper	Floating	Various	Various	Various	712.4	(1)
Repurchase Agreements	Floating	Various	Various	US	0.0

(1)	U.S. dollars

S-1

CORPORACIÓN ANDINA DE FOMENTO (CAF)
LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT AGENCIES

		Date of				Principal Amount
	Interest	Agreement of	Year of Final			Outstanding at
Title	Rate	Issue	Maturity	Currency		31 December 2004

						(in millions)
IADB	Variable	Various	Various	US		65.9
ACDI (Canada)	0%	3/29/74	9/30/23	CAN	(1)	2.4
KfW (Germany)	5.5%	2/24/77	6/30/07	EUR	(2)	0.9
KfW (Germany)	Variable	Various	Various	US		106.4
AID (U.S.A.)	3%	10/10/72	11/27/14	US		4.2
EDC (Canada)	Variable	12/8/92	Various	US		0.8
JBIC (Japan)	Variable	Various	Various	JPY	(3)	3,500.0
JBIC (Japan)	Variable	Various	Various	US		29.2
Nordic Investment Bank	Variable	Various	7/22/15	US		29.5
European Investment Bank	Various	10/16/97	Various	US		30.1

(1)	Canadian dollars.

(2)	Euro.

(3)	Yen.
GUARANTEED DEBT

			Principal Amount
	Date of	Year of Final	Outstanding at
Borrower	Issue	Maturity	31 December 2004

			(in U.S. $ millions)
Republic of Colombia	12/27/00	12/27/05	100.0
Republic of Colombia	6/26/02	6/26/07	83.3

S-2

________________________________________________________________________________

$250,000,000
Corporación Andina de Fomento
5.125% Notes due 2015

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Merrill Lynch & Co.
Citigroup
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April 28, 2005